hannover **re**®

RECEIVED
2004 SEP 10 A 10:0?
OFFICE OF INTERNATIONAL CORPORATE FINANCE

<u>VIA COURIER</u>
Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.

Washington, D.C. 20549
U.S.A.

04036800

SUPPL

Re: Hannover Rückversicherung AG
Rule 12g3 - 2 (b) under the Securities Exchange Act of 1934 -
File No. 82-4627

September 06, 2004

Ladies and Gentlemen:

Reference is made to file no. 82-4627 and the exemption granted to Hannover Rückversicherung AG in connection with an American Depositary Receipt program.

In compliance with its duty to furnish to the Security and Exchange Commission the information as described in clauses (a), (b) and (c) of sub-paragraph (b) (1) (i) of Rule 12g3-2 after such information is made or is required to be made public by the company, Hannover Rückversicherung AG herewith submits a German and English version of the latest newsletter:" Hannover Re well prepared for hurricanes". Additionally, the English and German version of the interim report 2/2004 are included.

Please contact the right undersigned by calling +49-511-5604-1736 if you have any questions or comments regarding the foregoing.

Best regards,

Eric Schuh

PROCESSED
SEP 13 2004
THOMSON
FINANCIAL

Gabriele Bödeker

Enclosures

9/13

hannover **rück**

INFOBRIEF

***Der InfoBrief ist** ein Medium, mit dem die Hannover Rück institutionellen Anlegern sowie Finanzanalysten und -journalisten in unregelmäßigen Abständen Hintergrundinformationen zu Entwicklungen der Branche und zu außergewöhnlichen Schadenereignissen vermittelt und über Neues aus dem Hause der Hannover Rück berichtet.*

Hurrikane treffen Hannover Rück gut vorbereitet

Hannover, 6. September 2004: Nachdem bereits vor drei Wochen der Hurrikan „Charley" den US-Staat Florida getroffen hat, hat nun mit dem Hurrikan „Frances" ein zweiter schwerer Wirbelsturm Florida heimgesucht.

Rückversicherer müssen insbesondere im 3. Quartal mit Wirbelstürmen (Hurrikane in der Karibik, Taifune in Ostasien) rechnen – auch wenn es sehr ungewöhnlich ist, dass in kurzem Abstand zwei Wirbelstürme Florida treffen. Dies deutete der Vorstandsvorsitzende Wilhelm Zeller bereits im August in einer Telefonkonferenz mit Analysten an, als er bei seinem Ausblick auf das 2. Halbjahr auf die „Hurrikan-Saison" hinwies. Die Hannover Rück ist also gut vorbereitet; derartige Ereignisse sind Teil des täglichen Geschäfts eines Rückversicherers. Wichtig ist dabei allein, dass er entsprechende Vorkehrungen getroffen, also seine Haftungen transparent macht und begrenzt sowie durch eigene Schutzdeckungen bei verlässlichen Partnern für sein Katastrophenexposure vorgesorgt hat.

Im Falle des Hurrikans „Charley" war die Hannover Rück unmittelbar nach dem Ereignis von einer maximalen Schadenbelastung von 100 Mio. EUR ausgegangen. Da nach Sichtung verschiedener Quellen sich zum jetzigen Zeitpunkt konkretisiert, dass sich das Schadenausmaß dieses Hurrikans für die Hannover Rück als weniger gravierend erweist als zunächst erwartet, können wir unsere Belastung nach unten korrigieren. Wir rechnen aktuell mit einer Schadenbelastung für eigene Rechnung von rund 70 Mio. EUR vor Steuern.

Der Hurrikan „Frances", der am Freitag die Bahamas und am Samstag weite Teile Floridas getroffen hat, dürfte für die Hannover Rück zu einer Schadenbelastung für den Selbstbehalt (vor Steuern) im mittleren zweistelligen Millionen-Euro-Bereich führen. Unsere Schutzdeckungen begrenzen auch hier unsere Haftung.

Vor dem Hintergrund dieser beiden Großschäden und einer entsprechenden Schadenbelastung von rund 50 Mio. EUR aus dem 1. Halbjahr sehen wir aus heutiger Sicht keinen Grund, unsere Ergebniserwartung für das Gesamtjahr 2004 in Höhe von 390 bis 430 Mio. EUR zu ändern. Die jüngsten Hurrikanereignisse werden sich unserer Erwartung nach andererseits positiv auf die Vertragsverhandlungen zum 1.1.2005 auswirken. Der von vielen Marktteilnehmern erwartete Preisabrieb im Katastrophen-Rückversicherungsgeschäft dürfte nun ausbleiben.

Für weitere Informationen wenden Sie sich bitte an Eric Schuh (Tel.: 0511 / 56 04-15 00, Fax: 0511 / 56 04-16 48, E-Mail: eric.schuh@hannover-re.com).

***Die Hannover Rück** ist mit einem Prämienvolumen von rund 11 Mrd. EUR eine der fünf größten Rückversicherungsgruppen der Welt. Sie betreibt alle Sparten der Schaden-,*

Personen- und Finanz-Rückversicherung sowie Programmgeschäft und unterhält Rückversicherungsbeziehungen mit über 3.000 Versicherungsgesellschaften in rund 150 Ländern. Ihre weltweite Infrastruktur besteht aus über 100 Tochter- und Beteiligungsgesellschaften, Niederlassungen und Repräsentanzen in 18 Ländern. Das Deutschland-Geschäft der Gruppe wird von der Tochtergesellschaft E+S Rück betrieben. Die für die Versicherungswirtschaft wichtigen Rating-Agenturen haben sowohl Hannover Rück als auch E+S Rück sehr gute Finanzkraft-Bewertungen zuerkannt (Standard & Poor's AA- „Very Strong"; A.M. Best A „Excellent").

hannover **re**®

NEWSLETTER

The Hannover Re NewsLetter *serves to provide institutional investors, financial analysts and journalists with background information on developments in the world of reinsurance including severe loss events, as well as to share new developments at Hannover Re.*

Hannover Re well prepared for hurricanes

Hannover, 6 September 2004: Having been hit hard only three weeks ago by Hurricane "Charley", the US state of Florida has now suffered a second severe windstorm in the form of Hurricane "Frances".

Reinsurers ought to expect windstorms (hurricanes in the Carribean, typhoons in East-Asia) especially in the third quarter – even though it is highly unusual for Florida to be hit by two hurricanes within such a short period of time. Wilhelm Zeller, Chairman of the Executive Board, already had indicated as much in August in a telephone conference with analysts, when pointing towards the upcoming hurricane season in his outlook on the second half of 2004. Hannover Re is therefore well prepared. Events like these are part of the daily business of a reinsurer. The only essential consideration here is, that a reinsurer has taken appropriate precautionary measures, i.e. its liabilities have been made transparent and it has limited its exposures along with having taken out suitable retrocession cover from reliable partners for its catastrophe exposure.

In the case of Hurricane "Charley" Hannover Re had initially anticipated a maximum loss burden of EUR 100 million in the immediate aftermath of the event. Having reviewed various data sources it has now become clear that for Hannover Re the scale of losses caused by this hurricane is far less serious than originally anticipated, and we are therefore able to revise our loss downwards. At this point in time we expect total net loss expenditure (before taxes) in the order of EUR 70 million.

Hurricane "Frances", which swept across the Bahamas on Friday and on Saturday hit extensive areas of Florida, is likely to result in a burden of losses in the mid-range double-digit million euros for Hannover Re's net account before taxes. In this case, too, our exposure is limited by our retrocession covers.

To the backdrop of these two major loss events and in light of a corresponding burden of around EUR 50 million from the first half-year, we have in our today's perspective no reason to change our profit forecast of EUR 390 to 430 million for the entire 2004 financial year. In our assessment, however, the latest hurricanes will favourably impact the treaty negotiations as at 1 January, 2005. The price erosion that many market players had anticipated in natural catastrophe reinsurance business is now unlikely to materialise.

For further information, please contact Eric Schuh (tel. +49/ 511/ 56 04-15 00; fax +49/ 511/ 56 04-16 48, e-mail eric.schuh@hannover-re.com).

Hannover Re*, with gross premiums of approximately EUR 11 billion, is one of the five largest reinsurance groups in the world. It transacts all lines of property/casualty, life/health and financial/finite-risk reinsurance as well as program business. It maintains business relations with more than 3,000 insurance companies in about 150 countries. Its worldwide*

network consists of more than 100 subsidiaries, branch and representative offices in 18 countries. The rating agencies most relevant to the insurance industry have awarded Hannover Re very strong insurer financial strength ratings (Standard & Poor's AA- "Very Strong" and A.M. Best A "Excellent").

Interim Report 2/2004

hannover re

KEY FIGURES
of the Hannover Re Group

Figures in EUR million	2004					2003	
	1.1.–31.3.	1.4.–30.6.	+/- previous year	1.1.–30.6.	+/- previous year	1.4.–30.6.	1.1.–30.6.
Gross written premiums	2 464.3	2 331.0	(17.5%)	4 795.3	(19.8%)	2 825.4	5 977.5
Net premiums earned	1 601.2	1 859.9	(5.3%)	3 461.0	(4.9%)	1 963.0	3 638.9
Net underwriting result	(55.3)	(36.5)	(7.2%)	(91.8)	(31.1%)	(39.3)	(133.3)
Net investment income	298.5	268.5	(3.5%)	567.0	+16.6%	278.2	486.2
Operating profit (EBIT)	154.5	220.9	+25.4%	375.4	+31.6%	176.2	285.2
Net income (after tax)	96.9	114.6	+25.6%	211.5	+30.2%	91.2	162.4
Policyholders' surplus	4 393.5			4 235.1	+25.6%		3 365.5
Total stockholders' equity	2 658.2			2 484.3	+17.9%		2 107.9
Minority interests	494.0			509.3	+15.1%		440.9
Hybrid capital	1 241.3			1 241.5	+52.0%		816.7
Investments (including funds held by ceding companies)	23 791.7			23 964.9	+17.6%		20 386.2
Total assets	35 343.4			35 733.3	+4.3%		34 264.9
Earnings per share (diluted) in EUR	0.80	0.95		1.75		0.92	1.65
Bookvalue per share in EUR	22.04	20.60		20.60		21.48	21.48
Retention	79.5%	73.2%		76.5%		67.8%	69.8%
Combined ratio (property and casualty reinsurance)	95.4%	93.4%		94.3%		97.3%	98.6%
Return on investment	5.2%	4.5%		4.9%		5.5%	4.8%
Net return on premium*	9.7%	11.9%		10.9%		9.0%	7.8%
Return on equity (after tax)	15.3%	17.8%		17.3%		18.9%	16.9%

** Operating profit (EBIT)/net premiums earned*

Dear shareholders,
Ladies and Gentlemen,



your company's success story continues: having started the 2004 financial year on a successful note, the second quarter, too, was highly satisfactory.

With an operating profit (EBIT) of roughly EUR 375 million for the first six months, we surpassed the half-year result – as was already the case in the first quarter – by nearly one-third. Consolidated net income similarly grew by almost a third to more than EUR 200 million. Both these figures mark new highs. We are therefore absolutely on course to significantly boost our result for the whole year again and generate a new record profit. All business groups recorded higher operating profits (EBIT) and net income. Particularly noteworthy is the fact that despite our capital increase in June of the previous year we also improved the earnings per share, which climbed by around 10 cents to EUR 1.75.

The second quarter once again demonstrated that it is profit, not volume that counts. Although our gross premium contracted by around 20% – due to restructuring measures, the strong euro as well as the cycle management –, net premiums (adjusted for exchange-rate effects) nevertheless held steady year-on-year thanks to the increased retention.

In our most important business group, *property and casualty reinsurance*, the renewal date in Japan and Korea of 1 April offered numerous opportunities to write profitable business. Property and casualty insurance continues to benefit from attractive prices and conditions; the claims experience was also favourable. This advantageous climate is reflected in the combined ratio, which improved on the previous year's figure by more than 4 percentage points to reach 94.3% for the first half-year. Major loss expenditure was also gratifyingly low: we had booked only one by the end of June. The profit for the business group also showed a corresponding double-digit increase. In short then: The first half-year was highly successful for property and casualty reinsurance.

The other business groups also made significant contributions to our good semi-annual result and continued to develop largely as planned in the year under review. *Life and health reinsurance* virtually doubled its profit year-on-year, as did *financial reinsurance*, while program business was able to generate a slightly higher profit contribution.

The capital markets did not produce any unwelcome surprises in the second quarter: ordinary income improved slightly as asset portfolios grew; the latter more than offset the continuing low yields on fixed-income securities. There was no need to take extraordinary write-downs on our investments. Net investment income in the first half-year comfortably surpassed the EUR 0.5 billion threshold – a double-digit increase as well.

The improved liquidity of our share is borne out on a daily basis by trading volumes that are up to five times higher than they were a good year ago. This factor, combined with the near-doubling of the free float – which now stands at almost half the capital stock –, has made us a heavyweight on the MDax. While the general market environment showed considerable softening in the second quarter, our share held up comparatively well. Yet, in what was a rather depressed overall climate, its performance in absolute terms was far from satisfactory.

On behalf of my colleagues on the Executive Board and myself, I thank you most sincerely for the trust that you place in Hannover Re. It is and will remain our goal to lead your company securely into the future and consistently increase its value.

Yours sincerely,

Wilhelm Zeller
Chairman of the Executive Board

BOARDS AND OFFICERS
of Hannover Re

Supervisory Board (Aufsichtsrat)

Wolf-Dieter Baumgartl [1) 2)] Hannover	Chairman
Dr. Paul Wieandt [2)] Hof/Saale	Deputy Chairman
Herbert K. Haas [1) 2)] Burgwedel	
Karl Heinz Midunsky München	
Ass. jur. Otto Müller [3)] Hannover	
Ass. jur. Renate Schaper-Stewart [3)] Lehrte	
Dipl.-Ing. Hans-Günter Siegerist [3)] Nienstädt	
Dr. Klaus Sturany [1)] Essen	
Bodo Uebber Berlin	

Executive Board (Vorstand)

Wilhelm Zeller Burgwedel	Chairman
André Arrago Hannover	
Dr. Wolf Becke Hannover	
Jürgen Gräber Ronnenberg	
Dr. Elke König Hannover	
Dr. Michael Pickel Gehrden	
Ulrich Wallin Hannover	

1) Member of the Standing Committee
2) Member of the Balance Sheet Committee
3) Staff representative

THE HANNOVER RE SHARE

After a promising start into the 2004 stock market year, movements on equity markets in the second quarter were, on balance, negative. The modest upward trend on capital markets in the first quarter was interrupted briefly in March; the markets recovered in April, stabilised in early May only to fall back in the middle of the month to their lowest point of the year against a backdrop of bomb threats and renewed concerns about terrorism. Although the markets had regained some ground by the end of the second quarter, they had still failed to find a firm footing. Investors continued to prefer mid- and small caps: MDax +14.36%, TecDax +6.69%, SDax + 14.39%, MCSI Germany Small Cap +11.03% – all these indices left the Dax (+2.21%) and CDax insurance stocks (-7.91%) trailing in their wake.

Performance of the Hannover Re share compared with standard benchmark indices



in %
115
110
105
100
95
90
85
80
75
70
2 January 2004
14 January 2004
26 January 2004
7 February 2004
19 February 2004
2 March 2004
14 March 2004
26 March 2004
7 April 2004
19 April 2004
1 May 2004
13 May 2004
25 May 2004
6 June 2004
18 June 2004
30 June 2004
12 July 2004
24 July 2004
30 July 2004
Hannover Re share
Dax
CDax for insurance stocks
MDax

In the second quarter, as in the first three months of the year, the Hannover Re share comfortably outperformed other insurance stocks and beat the CDax insurance stocks by 6.86 percentage points. The MDax, however, on which Hannover Re is also listed, outstripped our share by 15.41 percentage points. Our actual benchmark, the unweighted "Reactions" World Reinsurance Index, moved almost parallel to the Hannover Re share (+0.25 percentage points). In common with large sections of the market, our share fell to its lowest point of the year (EUR 26.15) on 17 May, although it subsequently rebounded sharply. The Hannover Re share closed the quarter at EUR 27.43 – virtually unchanged from the beginning of the year.

The Hannover Re share in comparison with the unweighted "Reactions" World Reinsurance Index (in USD)


in %
115
110
105
100
95
90
85
80
75
70
2 January 2004
14 January 2004
26 January 2004
7 February 2004
19 February 2004
2 March 2004
14 March 2004
26 March 2004
7 April 2004
19 April 2004
1 May 2004
13 May 2004
25 May 2004
6 June 2004
18 June 2004
30 June 2004
12 July 2004
24 July 2004
30 July 2004
Hannover Re share
Unweighted "Reactions" World Reinsurance Index

The unweighted "Reactions" World Reinsurance Index combines all listed reinsurers worldwide. Our strategic objective is to achieve an increase in the share price which on a three-year moving average surpasses the performance of this benchmark.

At its "International Investors' Day" held in early July in London, Hannover Re took the opportunity to give the invited capital market players some background information on the company's strategy and development and to outline the prospects for the years ahead. The conference topics, which you can catch up on at our website, met with widespread interest among investors and financial analysts. As a result, we have noted numerous favourable comments and assessments in the market with respect to our company.

On average, analysts put the current price target for the Hannover Re share at around EUR 35. Given its present price of roughly EUR 26, the price/earnings ratio based on the consensus profit estimate for 2005 is a good 7. On the basis of this very favourable assessment and our consistently above-average profitability, the vast majority of analysts confirm our positive profit outlook for the future. As at 30 June, three quarters of the analysts we surveyed (21 out of 28) recommended the Hannover Re share as a "buy".

Share information

in EUR	30.6.2004	2003	2002	2001	2000	1999
Earnings per share (diluted) [1]	1.75	3.24	2.75	0.11	4.13	2.29
Dividend per share	–	0.95	0.85	–	0.77 [1]	0.68
Corporation-tax credit	–	–	–	–	0.36	0.29
Gross dividend	–	0.95	0.85	–	1.21 [2]	0.97

1) On each fully paid-up no-par-value registered share for the year 2000
2) Incl. bonus of EUR 0.08

International Securities Identification Number (ISIN):	DE 000 840 221 5
Shareholding structure:	Talanx AG: 51.2% Free float: 48.8%
Capital measure of 12 June 2003:	Increase in common stock through • a capital increase for cash against issuance of 9,716,392 new shares and through • a capital increase against a contribution in kind through issuance of 13,716,814 new shares to Talanx AG for all shares in HDI Re (Ireland) Ltd. – now Hannover Re (Dublin) Ltd. – with commercial effect from 1 July 2003
Common stock as at 30 June 2004:	EUR 120,597,134.00
Number of shares as at 30 June 2004:	120,597,134 no-par-value registered shares
Market capitalisation as at 30 June 2004:	EUR 3,308.0 million

BUSINESS DEVELOPMENT

We can be highly satisfied with the business development in the second quarter and in the first half-year overall. This quarter followed on seamlessly to the good results of 2002 and 2003.

Gross premiums declined appreciably in the second quarter as they had in the previous quarter, primarily due to exchange-rate effects. Yet, it was once again very evident that the crucial factor in reinsurance business is not volume but profitability: despite the reduced premium income we improved both our operating profit (EBIT) and consolidated net income by around one-third in the first six months compared to the same period of the previous year. Due to the further increase in the retention, net premiums – adjusted for exchange-rate effects – remained virtually stable year-on-year.

Gross written premiums in the Group totalled EUR 4.8 billion in the first six months of the year, a decline of 19.8% compared to the previous year's figure (EUR 6.0 billion). At constant exchange rates, especially against the US dollar, the decrease would have been just 15.0%. Net premiums earned fell slightly by 4.9% to EUR 3.5 billion (EUR 3.6 billion). The operating profit (EBIT), however, climbed sharply by 31.6% to EUR 375.4 million (EUR 285.2 million). Consolidated net income showed similarly marked growth of 30.2% to reach EUR 211.5 million (EUR 162.4 million). Despite the capital increase implemented in June of the previous year, under which the capital stock was boosted by around 25%, earnings per share actually improved still further in the reporting period to EUR 1.75 (EUR 1.65) for the first half-year.

Compared to the position as at year-end our stockholders' equity increased by 3.3% to EUR 2.5 billion (EUR 2.4 billion), and relative to the first half of the previous year it grew by as much as 17.9% (EUR 2.1 billion) – despite the record dividend of EUR 114.6 million paid out in the second quarter. The placement of subordinated debt in the amount of EUR 750 million on 18 February enabled us in the first quarter to buy back almost entirely the outstanding subordinated debt of USD 400 million. We shall use a further part of the proceeds, roughly EUR 120 million, to repay our outstanding profit participation certificates in November of the year under review.

With the issue of this new bond we further reinforced our policyholders' surplus with an eye to our very good ratings from Standard & Poor's and A.M. Best, demonstrated our financial flexibility and once again enhanced the quality of our capital. By raising the outlook of our very good "AA-" rating from "negative" to "stable" in June, Standard & Poor's – one of the world's leading rating agencies – recognised the further improvement in Hannover Re's capital strength. Additional key factors in this favourable reassessment were our above-average profitability and the roughly one-third reduction of our reinsurance recoverables, a process that has progressed more quickly than anticipated.

Property and casualty reinsurance

Following the highly satisfactory main treaty renewals as at 1 January 2004, the second quarter again offered attractive opportunities to write profitable reinsurance business. In Japan and Korea, for example, we used the main renewal phase as at 1 April to enlarge our portfolio against a backdrop of significantly improved conditions in some areas.

As part of the multi-year orientation of our business policy founded on cycle management, we continued to optimise our portfolio in 2004: we are seeking to replace proportional business with non-proportional arrangements, which according to our analyses offer considerably greater profitability over the long term. Consequently, we cultivated our portfolio in Japan with a heavy focus on non-proportional business, while in Korea we wrote an exclusively non-proportional portfolio as at 1 April.

Gross premium in the first half-year also contracted due to the reorganisation of our business relationship with our HDI affiliates. What is more, our "More from less" initiative prompted us to systematically scale back acceptances in

those areas which we suspect offer below-average profitability over the long term. Against this backdrop, and especially due to the weakness of the US dollar year-on-year, our gross written premiums fell by 20.5% to EUR 2.1 billion (EUR 2.7 billion). At constant exchange rates the decline would have been 17.2%. Net premiums, on the other hand, contracted by a mere 9.6% as the level of retained premiums rose sharply to 77.4% (69.1%).

In the 2004 financial year we have to date been spared major natural catastrophe losses; numerous claims did not affect our account owing to the non-proportional structure of the portfolio. The only major loss for Hannover Re was the collapse of a structure at Paris Charles de Gaulle Airport, with the maximum net loss for our share estimated at EUR 15 million. Overall, the first half-year saw a below-average net loss burden of EUR 51.9 million from major claims, an amount equivalent to 3.5% of net premiums. The multi-year average is in the order of 5 percentage points.

The combined ratio developed very favourably overall: it improved by 4.3 percentage points compared to the same period of the previous year to reach 94.3% (98.6%). We thus undercut even the very good figure (96.0%) for the full 2003 financial year and the 95.4% recorded in the first quarter. In the first half-year, as in the past, there was no need to establish significant additional reserves for previous years. This is especially true of US liability business, and most notably the years 1997 to 2001 – which are known to be proving rather problematic for a number of our competitors.

The operating profit (EBIT) of EUR 228.4 million generated in property and casualty reinsurance was 25.1% higher than in the corresponding period of the previous year (EUR 182.6 million). Net income was boosted by 14.4% to EUR 115.9 million (EUR 101.3 million). Earnings per share fell slightly to EUR 0.96 (EUR 1.03).

Key figures for property and casualty reinsurance

Figures in EUR million	**2004**					**2003**	
	1.1.–31.3.	**1.4.–30.6.**	**+/- previous year**	**1.1.–30.6.**	**+/- previous year**	**1.4.–30.6.**	**1.1.–30.6.**
Gross written premiums	1 179.7	935.7	(20.7%)	2 115.4	(20.5%)	1 180.5	2 659.2
Net premiums earned	669.9	821.5	(12.1%)	1 491.4	(9.6%)	934.6	1 650.5
Underwriting result	30.5	54.2	+115.7%	84.7	+265.3%	25.1	23.2
Operating profit (EBIT)	75.4	153.0	+17.6%	228.4	+25.1%	130.1	182.6
Net income (after tax)	39.9	76.0	+13.9%	115.9	+14.4%	66.7	101.3
Earnings per share in EUR	0.33	0.63	(7.4%)	0.96	(7.3%)	0.68	1.03
Retention	82.0%	71.7%		77.4%		66.2%	69.1%
Combined ratio	95.4%	93.4%		94.3%		97.3%	98.6%

Life and health reinsurance

Conditions in life and health reinsurance remained satisfactory on most markets; in the area of new business financing we observed stronger demand in various European markets.

The premium decline in life and health reinsurance that we reported on in the first quarter was, however, again evident after the first six months. The primary reason was still the discontinuation of a major business relationship in the United Kingdom that had contributed premium volume in excess of EUR 200 million in the previous year. The year-on-year depreciation of the US dollar also adversely impacted premium income. Gross premiums written in the first half-year thus contracted by 13.8% to EUR 939.4 million (EUR 1.1 billion). At constant exchange rates the decline in gross premiums would have been just 10.5%. Net premiums earned, however, fell only marginally by 0.9% to EUR 857.9 million (EUR 865.9 million) due to the substantially higher retention of 91.8% (79.1%). We anticipate a revival in the second half of 2004, especially in UK annuity insurance business, and this should cause premiums to rise appreciably from the fourth quarter of the year under review onwards.

The operating profit (EBIT) grew by 64.8% to EUR 39.2 million thanks to a slightly improved underwriting result, thereby surpassing after six months the planned performance – which envisages an annual increase of 25%. The net return on premium showed a correspondingly gratifying increase, rising sharply compared to the same period of the previous year to reach 4.6% (2.7%). Net income for the quarter, which climbed by 97.4% to EUR 23.7 million, was almost double the corresponding figure for the previous year (EUR 12.0 million). Life and health reinsurance thus generated earnings of EUR 0.20 (EUR 0.12) a share for the first half-year.

Key figures for life and health reinsurance

Figures in EUR million	2004					2003	
	1.1.–31.3.	1.4.–30.6.	+/- previous year	1.1.–30.6.	+/- previous year	1.4.–30.6.	1.1.–30.6.
Gross written premiums	444.0	495.5	(4.6%)	939.4	(13.8%)	519.4	1 090.2
Net premiums earned	399.9	458.0	+20.9%	857.9	(0.9%)	378.8	865.9
Operating profit (EBIT)	24.1	15.0	+89.8%	39.2	+64.8%	7.9	23.8
Net income (after tax)	16.4	7.4	+209.3%	23.7	+97.4%	2.4	12.0
Earnings per share in EUR	0.14	0.06	+200.0%	0.20	+66.7%	0.02	0.12
Retention	90.4%	93.2%		91.8%		73.0%	79.1%
Net return on premium*	6.0%	3.3%		4.6%		2.1%	2.7%

** Operating profit (EBIT)/net premiums earned*

Financial reinsurance

In the second quarter financial reinsurance built on the pleasing progress of the first three months. Gross premiums in this business group – which had grown vigorously in previous years – were also lower than anticipated, contracting by 26.9% in the first half-year to EUR 674.8 million (EUR 923.3 million). Here, too, the decline would have been less marked – just 21.3% – at constant exchange rates. The level of retained premiums remained virtually unchanged at 95.3% (96.4%), while net premiums earned decreased by 14.4% to EUR 552.0 million (EUR 644.7 million). The first-time consolidation of Hannover Re (Dublin) Ltd. favourably impacted premium income to the tune of EUR 137.4 million (gross) and EUR 61.2 million (net).

Due in particular to improved investment income, the operating profit (EBIT) was boosted again to EUR 65.3 million – a figure 73.1% better than in the previous year (EUR 37.8 million). The return on premium doubled to 11.8% (5.9%). Net income also climbed by an impressive 84.2% to EUR 45.9 million (EUR 24.9 million), including a contribution of EUR 11.3 million from Hannover Reinsurance Dublin. Earnings per share as at 30 June thus amounted to EUR 0.38 (EUR 0.25).

Key figures for financial reinsurance

Figures in EUR million	2004					2003	
	1.1.–31.3.	1.4.–30.6.	+/- previous year	1.1.–30.6.	+/- previous year	1.4.–30.6.	1.1.–30.6.
Gross written premiums	353.7	321.2	(31.0%)	674.8	(26.9%)	465.7	923.3
Net premiums earned	249.0	303.0	(25.8%)	552.0	(14.4%)	408.2	644.7
Operating profit (EBIT)	32.6	32.7	+62.9%	65.3	+73.1%	20.1	37.8
Net income (after tax)	26.0	19.9	+64.5%	45.9	+84.2%	12.1	24.9
Earnings per share in EUR	0.21	0.17	+33.3%	0.38	+52.0%	0.12	0.25
Retention	98.2%	92.0%		95.3%		98.7%	96.4%
Net return on premium*	13.1%	10.8%		11.8%		4.9%	5.9%

** Operating profit (EBIT)/net premiums earned*

Program business

In program business we continue to focus closely on the quality of the business written. More than 90% of the portfolio is written in the USA, and the adverse exchange-rate effect associated with the depreciation of the US dollar was thus particularly pronounced in this area. Gross premiums written in the first six months consequently fell by 18.3% to EUR 1.1 billion (EUR 1.3 billion). At constant exchange rates the decrease would have been just 9.9%. As planned, however, we again significantly increased the level of retained premiums, which stood at 49.1% (44.7%) as at the end of the first half-year. In contrast to the contraction in gross premium volume, net premiums thus climbed sharply by 17.2% to EUR 559.8 million (EUR 477.7 million).

The combined ratio deteriorated slightly year-on-year to 96.6% (94.0%), although this increase was attributable to the higher level of retained premiums. By way of compensation, however, the latter goes hand-in-hand with larger asset volumes. Investment income thus grew by more than one-third as earnings on investments continued to rise. On balance, this produced a slightly higher operating profit (EBIT) of EUR 42.5 million – a figure 3.2% higher than in the corresponding period of the previous year (EUR 41.2 million). Net income for the first half-year totalled EUR 25.9 million, an increase of 7.7% on the previous year (EUR 24.1 million). Program business thus contributed earnings of EUR 0.21 (EUR 0.25) a share to the Group's interim result.

Key figures for program business

Figures in EUR million	2004					2003	
	1.1.–31.3.	1.4.–30.6.	+/- previous year	1.1.–30.6.	+/- previous year	1.4.–30.6.	1.1.–30.6.
Gross written premiums	487.0	578.7	(12.3%)	1 065.6	(18.3%)	659.8	1 304.9
Net premiums earned	282.4	277.4	+15.0%	559.8	+17.2%	241.3	477.7
Underwriting result	7.4	11.8	+17.7%	19.2	(32.9%)	10.0	28.6
Operating profit (EBIT)	22.3	20.2	+10.6%	42.5	+3.2%	18.3	41.2
Net income (after tax)	14.6	11.4	+14.3%	25.9	+7.7%	10.0	24.1
Earnings per share in EUR	0.12	0.09	(10.0%)	0.21	(16.0%)	0.10	0.25
Retention	50.1%	48.2%		49.1%		44.7%	44.7%
Combined ratio	97.4%	95.8%		96.6%		95.9%	94.0%

Net investment income

After a modestly optimistic first quarter on equity markets, the mood in the months of April to June was rather muted. The Dax and EuroStoxx moved sideways as the year progressed. Bond markets were considerably more volatile, and the vigorous rise in US yields in April had already fallen away in some areas by the end of June. The rally in yields on fixed-income securities adversely impacted bond values and hence unrealised gains. Our decision taken in March of this year to appreciably reduce the duration of the bond portfolio was consequently proven to be correct. The decline in fair values within the portfolio was thus around EUR 100 million lower than it would have been with an unchanged bond portfolio.

Ordinary income was slightly higher than in the previous year at EUR 533.1 million (EUR 526.1 million). Income from the influx of funds associated with the strong underwriting cash flow more than compensated for lower deposit interest (compared to the previous year) and the more defensive posture of the bond portfolio. The adjusted duration as at 30 June was just 3.3 years as against 3.7 years at the end of the previous year. Thanks to lower write-downs, higher realised gains and the strong inflow of cash into the investment portfolio, net investment income showed a correspondingly sharp increase of 16.6% to reach EUR 567.0 million (EUR 486.2 million).

We were compelled to take write-downs on our securities portfolio of a mere EUR 19.9 million in the first half-year, including EUR 12.3 million on equities – an entirely "normal" figure for an asset portfolio of our size as already was the case in the first quarter. In the previous year write-downs on securities for the first six months had been as much as EUR 78.3 million. Our equity allocation as at 30 June rose slightly to 7.5%, thereby maintaining the first-quarter trend (31 March: 7.2%).

Total profits of EUR 102.1 million (EUR 87.5 million) were realised on the disposal of investments in the first half-year. This contrasted with realised losses of EUR 18.9 million, as against EUR 16.8 million in the previous year. The bulk of the realised losses derived from the sale of fixed-income securities as part of the move to shorten the portfolio duration at the end of the first quarter. Exchange-rate losses were also realised on these disposals, however, the amount of which slightly exceeded the aforementioned gains.

Outlook

After the first six months it remains clear that our optimism at the outset of the year under review was not misplaced. Consequently, we expect our business to continue to develop favourably in the second half-year and beyond.

Early insights from the renewal negotiations as at 1 July in the USA, the London market and in Australia and New Zealand – in the other markets this renewal date is of no special importance – indicate that the favourable market conditions in *property and casualty reinsurance* are holding up by and large. The profitability of the business is still fruitful, and we expect it to remain good not only for the remainder of the year under review but also for the renewals at the beginning of 2005. In view of the ongoing effect of the strategic reorganisation of relations with our HDI affiliates, our "More from less" initiative, our proactive approach to cycle management and the protracted weakness of the US dollar, it remains our expectation that gross premium growth for the full year will be heavily curtailed. Due to the rising level of retained premiums, however, net premiums will decline only slightly. The profit contribution made by property and casualty reinsurance should be even better than in the previous year – provided the major loss burden is not significantly in excess of the multi-year average.

Following substantial increases in premium income in past years, we expect to generate a largely unchanged premium volume – adjusted for exchange-rate effects – in *life and health reinsurance* in the year under review. Appreciable double-digit growth in the profit contribution is anticipated.

After the vigorous growth recorded in recent years, we are still looking to a calmer premium trend in *financial reinsurance* in the year under review. The profit contribution generated by this business group should nevertheless continue to be highly satisfactory.

Profitability in program *business* is expected to improve on the previous year. Gross premium income – adjusted for exchange-rate effects – should be roughly on a par with the previous year or even slightly higher, while net premiums are set to rise sharply due to the increased retention.

The volume of *investments* will continue to grow as the underwriting cash flow remains very good. Given somewhat lower average yields and shorter durations as well as extraordinary income on a par with the first six months, we expect net investment income at least on the level of the previous year.

All in all, the course of the year to date has confirmed our expectations. Although consolidated gross premium income this year is likely to be 10% lower than in the previous year, our higher retention should ensure that net premiums remain roughly on a par with the 2003 financial year. On the profit side, we see no need to revise our forecast of February 2004: as things currently stand, we anticipate consolidated net income of between EUR 390 million and EUR 430 million (earnings of EUR 3.20 to EUR 3.60 per share).

CONSOLIDATED QUARTERLY ACCOUNTS
of Hannover Re

CONSOLIDATED BALANCE SHEET

as at 30 June 2004

Figures in EUR thousand	2004	2003	
Assets		Commercial treatment	US GAAP "as-if-pooling" method*
	30.6.	31.12.	31.12.
Fixed-income securities – held to maturity	484 434	498 695	498 695
Fixed-income securities – available for sale	12 314 353	11 119 567	11 119 567
Equity securities – available for sale	1 184 190	925 595	925 595
Equity securities – trading	–	2 402	2 402
Real estate	229 767	230 591	230 591
Other invested assets	631 229	633 885	633 885
Short-term investments	513 071	569 592	569 592
Total investments without cash	15 357 044	13 980 327	13 980 327
Cash	443 228	386 134	386 134
Total investments and cash	15 800 272	14 366 461	14 366 461
Prepaid reinsurance premiums	564 859	566 920	566 920
Reinsurance recoverables on benefit reserve	90 703	206 717	206 717
Reinsurance recoverables on unpaid claims	4 335 044	4 396 564	4 396 564
Reinsurance recoverables on other reserves	32 444	41 528	41 528
Deferred acquisition costs	1 855 300	1 690 806	1 690 806
Accounts receivable	4 036 447	3 402 908	3 402 908
Funds held by ceding companies	8 164 622	7 664 683	7 664 683
Goodwill	208 807	203 619	203 619
Other assets	447 637	248 585	248 585
Accrued interest and rent	197 128	185 953	185 953
	35 733 263	32 974 744	32 974 744

* *Figures under US GAAP "as-if-pooling" method comprise Hannover Reinsurance (Dublin) Ltd.*

Figures in EUR thousand	2004	2003	
Liabilities		Commercial treatment	US GAAP "as-if-pooling" method*
	30.6.	31.12.	31.12.
Loss and loss adjustment expense reserve	19 371 358	18 703 170	18 703 170
Policy benefits for life and health contracts	4 214 237	4 001 148	4 001 148
Unearned premium reserve	2 379 671	2 126 894	2 126 894
Provisions for contingent commission	157 455	130 265	130 265
Other technical provisions	3 683	9 089	9 089
Reinsurance payable	2 329 660	1 396 215	1 396 215
Funds held under reinsurance treaties	1 025 102	1 080 491	1 080 491
Contract deposits	613 886	474 526	474 526
Minorities	509 286	491 836	491 836
Other liabilities	373 820	365 095	365 095
Taxes	238 610	137 583	137 583
Provisions for deferred taxes	790 716	869 857	869 857
Notes payable	1 123 853	666 328	666 328
Surplus debenture	117 597	117 597	117 597
Total liabilities	33 248 934	30 570 094	30 570 094
Stockholders' equity			
Common stock	120 597	120 597	120 597
Nominal value 120 597 Auhorised capital 60 299			
Additional paid-in capital	724 562	764 199	724 562
Cumulative comprehensive income			
Unrealised appreciation/depreciation of investments, net of deferred taxes	72 040	157 569	160 862
Cumulative foreign currency conversion adjustment, net of deferred taxes	(275 642)	(352 502)	(340 938)
Other changes in cumulative comprehensive income	(16 704)	(22 685)	(22 685)
Total comprehensive income	(220 306)	(217 618)	(202 761)
Retained earnings			
Beginning of period	1 762 252	1 379 291	1 340 529
Net income	211 470	354 779	418 321
Dividend paid	(114 567)	(82 591)	(82 591)
Other changes	321	85 993	85 993
	1 859 476	1 737 472	1 762 252
Total stockholders' equity	2 484 329	2 404 650	2 404 650
	35 733 263	32 974 744	32 974 744

CONSOLIDATED STATEMENT OF INCOME

for the period 1 January to 30 June 2004

Figures in EUR thousand	2004		2003			
			Commercial treatment		US GAAP "as-if-pooling" method*	
	1.4.–30.6.	1.1.–30.6.	1.4.–30.6.	1.1.–30.6.	1.4.–30.6.	1.1.–30.6.
Gross written premiums	2 330 990	4 795 323	2 825 411	5 977 526	2 974 578	6 222 727
Ceded written premiums	624 359	1 129 403	909 751	1 804 452	933 960	1 841 250
Change in gross unearned premiums	147 754	(187 361)	36 634	(545 499)	(18 643)	(666 717)
Change in ceded unearned premiums	5 466	(17 530)	10 621	11 283	24 248	24 910
Net premiums earned	1 859 851	3 461 029	1 962 915	3 638 858	2 046 223	3 739 670
Ordinary investment income	275 964	533 133	265 907	526 115	284 043	570 499
Realised gains on investments	24 862	102 111	41 882	87 460	41 882	87 460
Realised losses on investments	12 387	18 893	12 395	16 768	12 622	17 085
Unrealised gains and losses on investments	719	1 179	(228)	(3 928)	(228)	(3 928)
Other investment expenses/depreciations	20 652	50 573	16 962	106 654	17 024	106 719
Net investment income	268 506	566 957	278 204	486 225	296 051	530 227
Other technical income	1 740	5 302	14 712	18 165	14 712	18 165
Total revenues	2 130 097	4 033 288	2 255 831	4 143 248	2 356 986	4 288 062
Claims and claims expenses	1 339 756	2 523 909	1 580 203	2 874 886	1 610 068	2 930 927
Change in policy benefits for life and health contracts	61 967	94 021	79 192	207 060	79 192	207 060
Commission and brokerage	413 038	770 347	262 251	523 394	278 725	538 763
Other acquisition costs	868	3 334	1 664	5 626	1 888	6 127
Other technical expenses	22 320	43 984	29 597	53 039	29 597	53 039
Administrative expenses	60 129	122 526	64 032	126 326	64 120	126 500
Total technical expenses	1 898 078	3 558 121	2 016 939	3 790 331	2 063 590	3 862 416
Other income and expenses	(11 103)	(99 797)	(62 602)	(67 676)	(64 213)	(69 371)
Operating profit/loss (EBIT)	220 916	375 370	176 290	285 241	229 183	356 275
Interest on hybrid capital	14 792	31 422	13 583	26 926	13 583	26 926
Net income before taxes	206 124	343 948	162 707	258 315	215 600	329 349
Taxes	60 460	90 494	51 085	68 599	56 691	76 091
Minority interest	(31 074)	(41 984)	(20 411)	(27 342)	(20 414)	(27 342)
Net income	114 590	211 470	91 211	162 374	138 495	225 916

** Figures under US GAAP "as-if-pooling" method comprise Hannover Reinsurance (Dublin) Ltd.*

Figures in EUR thousand	2004		2003			
			Commercial treatment		US GAAP "as-if-pooling" method*	
	1.4.–30.6.	1.1.–30.6.	1.4.–30.6.	1.1.–30.6.	1.4.–30.6.	1.1.–30.6.
Other comprehensive income						
Net unrealised appreciation/ depreciation of investments	(155 792)	(88 822)	153 791	139 500	158 433	141 990
Cumulative foreign currency conversion adjustments	(29 514)	65 296	(22 759)	(164 419)	(21 414)	(160 863)
Other comprehensive income	11 263	5 981	(7 404)	5 012	(7 404)	5 012
Total	(59 453)	193 925	214 839	142 467	268 110	212 055

Earnings per share						
Earnings per share in EUR	0.95	1.75	0.92	1.65	1.23	2.02

CASH FLOW STATEMENT

as at 30 June 2004

Figures in EUR thousand	2004	2003	
		Commercial treatment	US GAAP "as-if-pooling" method*
	1.1.–30.6.	1.1.–30.6.	1.1.–30.6.
I. Cash flow from operating activities			
Consolidated net income (after tax)	211 470	162 374	225 916
Appreciation/depreciation	29 454	95 542	95 542
Net realised gains and losses on investments	(83 218)	(70 692)	(70 375)
Amortisation of investments	4 466	402	734
Minority interest	41 984	27 342	27 342
Changes in funds held	(345 416)	(72 485)	(182 446)
Changes in prepaid reinsurance premiums (net)	217 205	510 932	629 031
Changes in tax assets/provisions for taxes	56 469	39 299	46 792
Changes in benefit reserves (net)	234 598	219 567	219 567
Changes in claims reserves (net)	427 356	753 481	757 791
Changes in deferred acquisition costs	(147 160)	(385 020)	(437 970)
Changes in other technical provisions	28 012	(1 959)	(1 969)
Changes in clearing balances	334 374	(425 488)	(488 270)
Changes in other assets and liabilities (net)	(194 305)	(393 256)	(389 779)
Cash flow from operating activities	815 289	460 039	431 906
II. Cash flow from investing activities			
Fixed-income securities – held to maturity			
Maturities	20 831	–	–
Purchases	(4 634)	–	–
Fixed-income securities – available for sale			
Maturities, sales	3 567 053	2 679 985	2 851 309
Purchases	(4 676 866)	(3 136 342)	(3 171 583)
Equity securities – available for sale			
Sales	191 841	117 084	117 084
Purchases	(415 291)	(80 013)	(80 013)
Other invested assets			
Sales	68 357	18 239	18 239
Purchases	(26 483)	(15 992)	(15 992)
Affiliated companies and participating interests			
Sales	1 099	2 106	2 106
Acquisition	(8 697)	(6 212)	(6 212)
Real estate			
Acquisition	(538)	(545)	(545)
Short-term investments			
Changes	69 075	(446 358)	(543 621)
Other changes (net)	(14 471)	(9 407)	(9 657)
Cash flow from investing activities	(1 228 724)	(877 455)	(838 885)

** Figures under US GAAP "as-if-pooling" method comprise Hannover Reinsurance (Dublin) Ltd.*

Figures in EUR thousand	2004	2003	
		Commercial treatment	US GAAP "as-if-pooling" method*
	1.1.–30.6.	1.1.–30.6.	1.1.–30.6.
III. Cash flow from financing activities			
Inflows from capital increases	–	219 590	291 590
Net changes in contract deposits	139 870	311 928	311 928
Dividend paid	(114 567)	(82 589)	(82 589)
Changes in notes payable	447 416	30 179	30 179
Other changes	(16 957)	(8 982)	(8 982)
Cash flow from financing activities	455 762	470 126	470 126
IV. Exchange rate differences on cash	14 767	26 351	26 338
Change in cash and cash equivalents (I+II+III+IV)	57 094	79 061	89 485
Cash and cash equivalent at the beginning of the period	386 134	671 866	672 844
Change in cash and cash equivalent according to cash flow statement	57 094	79 061	89 485
Cash and cash equivalents at the end of the period	443 228	750 927	762 329
Income taxes	(35 247)	(16 383)	(16 383)
Interest paid	(66 309)	(66 743)	(66 743)

SEGMENTAL REPORT
as at 30 June 2004

In the following table we have allocated the underwriting assets and liabilities as at 30 June 2004 and 31 December 2003 to our business segments after eliminating intergroup transaction across segments.

Segmentation of underwriting assets and liabilities

Figures in EUR thousand	Property/casualty reinsurance		Life/health reinsurance	
	2004	**2003**	**2004**	**2003**
	30.6.	**31.12.**	**30.6.**	**31.12.**
Assets				
Prepaid reinsurance premiums	99 618	99 122	–	2 555
Deferred acquisition costs (net)	238 268	197 078	1 447 052	1 344 206
Reinsurance recoverables on benefit reserves	–	–	90 703	206 717
Reinsurance recoverables on incurred claims and others	1 640 222	1 817 976	96 329	96 379
Funds held by ceding companies	173 901	176 330	3 918 009	3 257 988
Total underwriting assets	2 152 009	2 290 506	5 552 093	4 907 845
Liabilities				
Loss and loss adjustment expense reserve	8 934 458	8 396 999	989 374	929 396
Policy benefits for life and health contracts	–	–	4 214 237	4 001 148
Unearned premium reserve	1 110 741	939 942	24 894	21 868
Other technical provisions	96 941	93 987	34 498	24 002
Funds held under reinsurance treaties	465 847	559 333	220 949	216 185
Total underwriting liabilities	10 607 987	9 990 261	5 483 952	5 192 599

Financial reinsurance		Program business		Total	
2004	2003	2004	2003	2004	2003
30.6.	31.12.	30.6.	31.12.	30.6.	31.12.
17 867	2 042	447 374	463 201	564 859	566 920
51 838	44 780	118 142	104 742	1 855 300	1 690 806
–	–	–	–	90 703	206 717
457 109	506 510	2 173 828	2 017 227	4 367 488	4 438 092
4 058 797	4 216 479	13 915	13 886	8 164 622	7 664 683
4 585 611	4 769 811	2 753 259	2 599 056	15 042 972	14 567 218
5 923 702	6 192 954	3 523 824	3 183 821	19 371 358	18 703 170
–	–	–	–	4 214 237	4 001 148
277 623	165 518	966 413	999 566	2 379 671	2 126 894
28 847	18 851	852	2 514	161 138	139 354
24 679	20 734	313 627	284 239	1 025 102	1 080 491
6 254 851	6 398 057	4 804 716	4 470 140	27 151 506	26 051 057

SEGMENTAL REPORT
as at 30 June 2004

Segmental statement of income

Figures in EUR thousand	Property/casualty reinsurance			Life/health reinsurance		
	2004	2003		2004	2003	
		Commercial treatment	US GAAP "as-if-pooling method"*		Commercial treatment	US GAAP "as-if-pooling method"*
	1.1.–30.6.	1.1.–30.6.	1.1.–30.6.	1.1.–30.6.	1.1.–30.6.	1.1.–30.6.
Gross written premiums	2 115 414	2 659 212	2 659 212	939 435	1 090 192	1 090 192
Net premiums earned	1 491 374	1 650 548	1 650 548	857 855	865 900	865 900
Claims and claims expenses	1 084 673	1 308 699	1 308 699	508 105	544 236	544 236
Change in policy benefits for life and health contracts	–	–	–	(94 021)	(207 060)	(207 060)
Commission and brokerage and other technical income/expenses	269 275	264 228	264 228	294 205	153 495	153 495
Investment income	226 635	199 606	199 606	112 908	109 844	109 844
Administrative expenses	52 723	54 436	54 436	27 569	28 558	28 558
Other income and expenses	(82 941)	(40 225)	(40 225)	(7 709)	(18 631)	(18 631)
Operating profit/loss (EBIT)	228 397	182 566	182 566	39 154	23 764	23 764
Interest on hybrid capital	19 045	18 795	18 795	2 913	2 603	2 603
Net income before taxes	209 352	163 771	163 771	36 241	21 161	21 161
Taxes	59 018	45 151	45 151	11 370	2 835	2 835
Minority interest	(34 439)	(17 271)	(17 271)	(1 152)	(6 311)	(6 311)
Net income	115 895	101 349	101 349	23 719	12 015	12 015

** Figures under US GAAP "as-if-pooling" method comprise Hannover Reinsurance (Dublin) Ltd.*

Financial reinsurance			Program business			Total		
2004	2003		2004	2003		2004	2003	
	Commercial treatment	US GAAP "as-if-pooling method"*		Commercial treatment	US GAAP "as-if-pooling method"*		Commercial treatment	US GAAP "as-if-pooling method"*
1.1.–30.6.	1.1.–30.6.	1.1.–30.6.	1.1.–30.6.	1.1.–30.6.	1.1.–30.6.	1.1.–30.6.	1.1.–30.6.	1.1.–30.6.
674 830	923 251	1 168 452	1 065 644	1 304 871	1 304 871	4 795 323	5 977 526	6 222 727
551 991	644 695	745 507	559 809	477 715	477 715	3 461 029	3 638 858	3 739 670
543 587	644 366	700 407	387 544	377 585	377 585	2 523 909	2 874 886	2 930 927
–	–	–	–	–	–	(94 021)	(207 060)	(207 060)
137 065	116 179	132 049	111 818	29 992	29 992	812 363	563 894	579 764
199 753	156 270	200 272	27 661	20 505	20 505	566 957	486 225	530 227
1 005	1 841	2 015	41 229	41 491	41 491	122 526	126 326	126 500
(4 747)	(826)	(2 521)	(4 400)	(7 994)	(7 994)	(99 797)	(67 676)	(69 371)
65 340	37 753	108 787	42 479	41 158	41 158	375 370	285 241	356 275
2 884	1 938	1 938	6 580	3 590	3 590	31 422	26 926	26 926
62 456	35 815	106 849	35 899	37 568	37 568	343 948	258 315	329 349
10 133	7 115	14 607	9 973	13 498	13 498	90 494	68 599	76 091
(6 393)	(3 760)	(3 760)	–	–	–	(41 984)	(27 342)	(27 342)
45 930	24 940	88 482	25 926	24 070	24 070	211 470	162 374	225 916

NOTES

1. General accounting principles

Hannover Rückversicherung AG (Hannover Re) belongs to Talanx AG, which in turn is wholly owned by HDI Haftpflichtverband der Deutschen Industrie V.a.G. (HDI). HDI is obliged to prepare consolidated annual accounts in accordance with §§ 341 i ff. of the German Commercial Code (HGB). The annual financial statements of Hannover Re and its subsidiaries are included in these consolidated annual accounts. Under § 291 Para. 3 No. 1 of the German Commercial Code (HGB), amended version, the consolidated annual accounts of the parent company no longer release Hannover Re from its obligation to compile a consolidated financial statement.

The consolidated financial statement of Hannover Re has been drawn up fully in accordance with United States Generally Accepted Accounting Principles (US GAAP).

SFAS 141 "Business Combinations" Para. 11 in conjunction with Appendix D 11 to 18 sets out standards governing the accounting of transfer transactions between entities under common control. This statement requires that the assets and liabilities of the transferred entity be carried over with the book values at the transferring parent company. The comparative figures presented for previous reporting periods must also be adjusted according to this treatment. The consolidated financial statement was drawn up in accordance with these requirements, which we refer to in their entirety as the "as-if pooling" method, and supplemented with certain additional information. All figures in the previous year's reference period were compiled applying the "as-if pooling" method. For further information the reader is referred to the management report and notes of our annual report prepared as at 31 December 2003.

All Statements of Financial Accounting Standards (SFAS) issued by the Financial Accounting Standards Board (FASB) on or before 30 June 2004 with binding effect for the 2004 financial year have been observed in the consolidated financial statement.

The quarterly results of reinsurance companies, including our results, are for various reasons not a reliable indicator for the results of the financial year as a whole. Losses from natural catastrophes and other catastrophe losses have a disproportionate impact on the result of the reporting period in which they occur. Furthermore, late reported claims for major loss complexes can also lead to substantial fluctuations in individual quarterly results. Gains and losses on the disposal of investments are accounted for in the quarter in which the investments are sold.

2. Accounting principles including reporting and valuation methods

The quarterly accounts included in the consolidated financial statement were drawn up as at 30 June 2004. The reader is also referred to the corresponding information contained in the consolidated financial statement drawn up as at 31 December 2003.

3. Consolidated companies and consolidation principles

Consolidated companies

The consolidated companies have remained unchanged since 31 December 2003.

Capital consolidation

The capital consolidation complies with the standards of SFAS 141. Under the "purchase accounting" method the purchase costs of the parent company have been netted with the proportionate stockholders' equity of the subsidiary at the time when it was first included in the consolidated financial statement after the revaluation of all assets and liabilities. After recognition of all acquired intangible assets that in accordance with SFAS 141 are to be accounted for separately from goodwill, the difference between the revalued stockholders' equity of the subsidiary and the purchase price is recognised as goodwill. Immaterial and negative goodwill were booked to earnings in the year of their occurrence. Where minority interests in the stockholders' equity exist, such interests are reported separately. The minority interest in the result is deducted from the net income in the statement of income and totalled EUR 41,984 thousand (previous year: EUR 27,342 thousand) as at 30 June 2004.

Debt consolidation

Receivables and liabilities between the companies included in the consolidated financial statement were offset against each other.

Consolidation of expenses and profit

The effects of business transactions within the Group were eliminated.

4. Notes on the individual items of the balance sheet and statement of income

4.1 Investments including income and expenses

Investments were valued in accordance with SFAS 115 "Accounting for Certain Investments in Debt and Equity Securities". The allocation and valuation of investments are guided by the investment intent.

Fixed-income securities classified as held to maturity are valued at purchase costs plus/minus amortised costs. The amortised costs derive from the difference between the nominal value and purchase cost and they are spread over the time to maturity of the fixed-income securities.

Fixed-income securities classified as available for sale are valued at fair value. The difference between the fair value and amortised cost is booked to other comprehensive income.

Trading securities are valued at fair value. The difference between the fair value and amortised cost is recognised within the statement of income.

Securities whose fair value falls permanently below purchase cost are written down to current value and recognised within the statement of income.

The other investments primarily consist of shares in private-equity limited partnerships.

Contractual maturities of the fixed-income securities in the held-to-maturity portfolio and the available-for-sale portfolio as at the balance sheet dates of 30 June 2004 and 31 December 2003

Figures in EUR thousand	2004		2003	
	Cost or amortised cost 30.6.	Estimated fair value 30.6.	Cost or amortised cost 31.12.	Estimated fair value 31.12.
Held-to-maturity				
Due in one year	67 485	68 185	67 169	68 408
Due after one through five years	98 009	104 425	114 953	123 384
Due after five through ten years	297 269	302 460	295 000	298 825
Due after ten years	21 671	22 697	21 573	22 831
Total	484 434	497 767	498 695	513 448
Available-for-sale				
Due in one year	1 992 635	1 996 549	1 375 756	1 382 997
Due after one through five years	7 340 952	7 308 778	6 212 600	6 280 794
Due after five through ten years	1 834 714	1 832 797	2 150 603	2 196 050
Due after ten years	1 165 906	1 176 229	1 235 717	1 259 726
Total	12 334 207	12 314 353	10 974 676	11 119 567

The actual maturities may in individual cases diverge from the contractual maturities because borrowers may have the right to call or prepay obligations with or without penalty.

Amortised costs and unrealised gains and losses on the portfolio of investments classified as held to maturity

30.6.2004

Figures in EUR thousand	Cost or amortised cost	Unrealised gains	Unrealised losses	Estimated fair value
Investments held to maturity				
Fixed-income securities				
Debt securities issued by semi-governmental entities	130 565	7 302	–	137 867
Corporate securities	255 176	3 450	1 655	256 971
Asset-backed securities	98 693	4 236	–	102 929
Total	484 434	14 988	1 655	497 767

31.12.2003

Figures in EUR thousand	Cost or amortised cost	Unrealised gains	Unrealised losses	Estimated fair value
Investments held to maturity				
Fixed-income securities				
Debt securities issued by semi-governmental entities	145 896	8 718	–	154 614
Corporate securities	249 128	4 037	3 845	249 320
Asset-backed securities	103 671	5 843	–	109 514
Total	498 695	18 598	3 845	513 448

Amortised cost and unrealised gains and losses on the portfolios of investments classified as available for sale and trading

30.6.2004

Figures in EUR thousand	Cost or amortised cost	Unrealised gains	Unrealised losses	Estimated fair value
Available for sale				
Fixed-income securities				
Government debt securities of EU member states	1 598 886	4 909	15 782	1 588 013
US Treasury Notes	1 911 634	1 961	26 097	1 887 498
Other foreign government debt securities	233 712	2 278	3 412	232 578
Debt securities issued by *semi-governmental entities*	2 842 906	16 610	36 422	2 823 094
Corporate securities	3 885 230	57 889	52 720	3 890 399
Asset-backed securities	1 308 356	19 777	9 965	1 318 168
From investment funds	553 483	27 239	6 119	574 603
	12 334 207	130 663	150 517	12 314 353
Dividend-bearing securities				
Equities	295 128	27 491	7 007	315 612
From investment funds	797 582	71 418	2 632	866 368
Other dividend-bearing securities	1 359	851	–	2 210
	1 094 069	99 760	9 639	1 184 190
Short-term investments	513 071	–	–	513 071
Total	13 941 347	230 423	160 156	14 011 614

31.12.2003				
Figures in EUR thousand	Cost or amortised cost	Unrealised		Estimated fair value
		gains	losses	
Available for sale				
Fixed-income securities				
Government debt securities of EU member states	1 490 422	15 622	3 247	1 502 797
US Treasury Notes	1 483 771	8 420	4 607	1 487 584
Other foreign government debt securities	318 673	4 612	458	322 827
Debt securities issued by semi-governmental entities	2 873 524	34 981	17 898	2 890 607
Corporate securities	3 114 644	97 006	24 835	3 186 815
Asset-backed securities	1 133 208	29 856	4 796	1 158 268
From investment funds	560 434	13 921	3 686	570 669
	10 974 676	204 418	59 527	11 119 567
Dividend-bearing securities				
Equities	220 587	21 397	17 174	224 810
From investment funds	644 842	53 885	100	698 627
Other dividend-bearing securities	1 138	1 020	–	2 158
	866 567	76 302	17 274	925 595
Short-term investments	569 592	–	–	569 592
Total	12 410 835	280 720	76 801	12 614 754
Trading				
Dividend-bearing securities				
Derivatives	–	2 480	78	2 402
Total	–	2 480	78	2 402

Investment income

Figures in EUR thousand	2004	2003
	30.6.	30.6.
Real estate	11 561	12 610
Dividends	15 640	13 449
Ordinary investment income on fixed-income securities	267 785	241 590
Other income	238 147	302 850
Ordinary investment income	533 133	570 499
Realised gains on investments	102 111	87 460
Realised losses from investments	18 893	17 085
Unrealised gains and losses	1 179	(3 928)
Real estate depreciation	4 282	3 385
Write-off on dividend-bearing securities	12 287	52 043
Write-off on fixed-income securities	2 852	26 063
Write-downs on participations	4 735	2 211
Other investment expenses	26 417	23 017
Total investment income	566 957	530 227

The other income includes interest on deposits in the amount of EUR 231.6 million (EUR 281.8 million).

4.2 Staff

The average number of staff at the companies included in the consolidated financial statement of the Hannover Re Group was 1,972 (31 December 2003: 1,970). Of this number, 805 were employed in Germany in the year under review. The majority of staff were employed at the consolidated Group companies abroad.

4.3 Stockholders' equity and minority interests

The stockholders' equity is shown as a separate component of the financial statement in accordance with SFAS 130 "Reporting of Comprehensive Income". The change in the stockholders' equity comprises not only the net income deriving from the statement of income but also the changes in the value of asset and liability items not recognised in the statement of income.

Minority interests are established in accordance with the shares held by companies outside the Group in the stockholders' equity of the subsidiaries.

Authorised capital of up to EUR 60,299 thousand is available with a time limit of 31 May 2009. Of this amount, up to EUR 1,000 thousand may be used to issue employee shares. In addition, conditional capital of up to EUR 48,500 thousand is available. It can be used to grant shares to holders of convertible and warrant bonds and has a time limit of 13 November 2007.

Consolidated statement of changes in stockholders' equity

30.6.2004

Figures in EUR thousand	Balance as at 1 January	Capital-increase/ additions	Change in the current period less deferred taxes	Change in retained earnings	Transfer	Group stock-holders' equity	Minority interests	Group Stock-holders' equity incl. minority interests
Common stock	120 597	–			–	120 597		
Additional paid-in capital	724 562	–			–	724 562		
Cumulative comprehensive income	(202 761)	–	(17 545)		–	(220 306)		
Retained earnings	1 762 252	–			–	1 762 252		
Net income		–		211 470	–	211 470		
Dividend paid		–		(114 567)	–	(114 567)		
Other changes		–		321	–	321		
Total	2 404 650	–	(17 545)	97 224	–	2 484 329	509 286	2 993 615

30.6.2003

Figures in EUR thousand	Balance as at 1 January	Capital-increase/ additions	Change in the current period less deferred taxes	Change in retained earnings	Transfer	Group stock-holders' equity	Minority interests	Group Stock-holders' equity incl. minority interests
Common stock	110 881	9 716	–	–	–	120 597		
Additional paid-in capital	514 687	209 874	–	–	–	724 561		
Cumulative comprehensive income	(102 450)	–	74 498	–	(88 359)	(116 311)		
Retained earnings	1 340 529	–	–	–	–	1 340 529		
Net income	–	–	–	225 916	–	225 916		
Dividend paid	–	–	–	(82 589)	–	(82 589)		
Other change	–	–	–	624	88 359	88 983		
Total	1 863 647	219 590	74 498	143 951	–	2 301 686	440 664	2 742 350

** The cumulative currency effects from previous years in the amount of EUR 88.4 million hitherto reported under retained earnings will in future not be included in the comprehensive income. These currency effects derive primarily from the conversion of foreign annual financial statements to euros.*

4.4 Other comprehensive income

The changes of EUR 6.0 million in the cumulative comprehensive income in the year under review resulted principally from the application of SFAS 133 "Accounting for Derivative Instruments and Hedging Activities". This development was due to changes in the fair value of interest-rate swaps included in a cash-flow hedge transaction used to hedge floating-rate loans.

4.5 Treasury stock

By a resolution of the Annual General Meeting of Hannover Rückversicherung AG adopted on 2 June 2004, the company was authorised until 30 November 2005 to acquire treasury stock of up to 10% of the capital stock existing on the date of the resolution. The company did not hold treasury stock as at 30 June 2004.

5. Other notes

5.1 Contingent liabilities

Hannover Re has secured by guarantee a surplus note in the amount of USD 400.0 million issued in the 1999 financial year by Hannover Finance Inc., Wilmington/USA. In February 2004 Hannover Re bought back USD 370.0 million of the surplus note, leaving a residual volume of USD 30.0 million secured by guarantee.

In February 2004 our subsidiary Hannover Finance (Luxembourg) S.A. placed subordinated debt in the amount of EUR 750.0 million on the European capital markets. Hannover Re has secured the bond by guarantee.

Hannover Re has also provided security for subordinated debt in the amount of EUR 350.0 million issued by Hannover Finance (Luxembourg) S.A.

The guarantees given by Hannover Re for the subordinated debts attach if the issuer in question fails to render payments due under the bonds. The guarantees cover the relevant bond volumes as well as interest due until the repayment dates. Given the fact that interest on the bonds is partly dependent on the capital market rates applicable at the interest payment dates (floating rates), the maximum undiscounted amounts that can be called cannot be estimated with sufficient accuracy. Hannover Re does not have any rights of recourse outside the Group with respect to the guarantee payments.

As security for our technical liabilities to our U.S. clients, we have established a Master Trust Fund in the USA. As at the balance sheet date this Master Trust Fund amounted to EUR 1,808.9 million (31 December 2003: EUR 1,664.2 million). The securities held in the Master Trust Fund are shown as available-for-sale investments.

As further security for technical liabilities, various financial institutions have furnished collateral in the form of letters of credit or other types of collateral. The total amount of this collateral as at the balance sheet date was EUR 3,021.9 million (31 December 2003: EUR 2,950.5 million).

Outstanding capital commitments with respect to special investments exist in the amount of EUR 64.7 million for E+S Rückversicherung AG and EUR 128.2 million for Hannover Re. These involve primarily private equity funds and venture capital firms in the form of private limited companies.

Within the scope of a novation agreement regarding a life insurance contract we assumed contingent reinsurance commitments with respect to due date and amount estimated at EUR 27.0 million as at the balance sheet date.

Hannover
Rückversicherung AG

Karl-Wiechert-Allee 50
30625 Hannover
Germany

Telephone +49/5 11/56 04-0
Fax +49/5 11/56 04-11 88
info@hannover-re.com

www.hannover-re.com

Investor Relations/Public Relations

Eric Schuh

Telepone +49/5 11/56 04-15 00
Fax +49/5 11/56 04-16 48
eric.schuh@hannover-re.com

Investor Relations

Gabriele Bödeker

Telephone +49/5 11/56 04-17 36
Fax +49/5 11/56 04-16 48
gabriele.boedeker@hannover-re.com

Public Relations

Gabriele Handrick

Telephone +49/5 11/56 04-15 02
Fax +49/5 11/56 04-16 48
gabriele.handrick@hannover-re.com

wischenbericht 2/2004

hannover **rück**

KENNZAHLEN
des Hannover Rück-Konzerns

in Mio. EUR	2004					2003	
	1.1.–31.3.	1.4.–30.6.	+/- Vorjahr	1.1.–30.6.	+/- Vorjahr	1.4.–30.6.	1.1.–30.6.
Gebuchte Bruttoprämien	2 464,3	2 331,0	-17,5 %	4 795,3	-19,8 %	2 825,4	5 977,5
Verdiente Nettoprämien	1 601,2	1 859,9	-5,3 %	3 461,0	-4,9 %	1 963,0	3 638,9
Versicherungstechnisches Ergebnis	-55,3	-36,5	-7,2 %	-91,8	-31,1 %	-39,3	-133,3
Kapitalanlageergebnis	298,5	268,5	-3,5 %	567,0	+16,6 %	278,2	486,2
Operatives Ergebnis (EBIT)	154,5	220,9	+25,4 %	375,4	+31,6 %	176,2	285,2
Überschuss nach Steuern	96,9	114,6	+25,6 %	211,5	+30,2 %	91,2	162,4
Haftendes Kapital	4 393,5			4 235,1	+25,8 %		3 365,5
Eigenkapital	2 658,2			2 484,3	+17,9 %		2 107,9
Minderheitsanteile	494,0			509,3	+15,1 %		440,9
Hybridkapital	1 241,3			1 241,5	+52,0 %		816,7
Kapitalanlagen (inkl. Depotforderungen)	23 791,7			23 964,9	+17,6 %		20 386,2
Bilanzsumme	35 343,4			35 733,3	+4,3 %		34 264,9
Ergebnis je Aktie (verwässert) in EUR	0,80	0,95		1,75		0,92	1,65
Buchwert je Aktie in EUR	22,04	20,60		20,60		21,48	21,48
Selbstbehalt	79,5 %	73,2 %		76,5 %		67,8 %	69,8 %
Kombinierte Schaden-/Kostenquote der Schaden-Rückversicherung	95,4 %	93,4 %		94,3 %		97,3 %	98,6 %
Kapitalanlagenrendite	5,2 %	4,5 %		4,9 %		5,5 %	4,8 %
Umsatzrendite*	9,7 %	11,9 %		10,9 %		9,0 %	7,8 %
Eigenkapitalrendite (nach Steuern)	15,3 %	17,8 %		17,3 %		18,9 %	16,9 %

** Operatives Ergebnis (EBIT)/verdiente Nettoprämien*

Verehrte Aktionäre,
sehr geehrte Damen und Herren,



die Erfolgsgeschichte Ihrer Gesellschaft geht weiter: Nach einem gelungenen Start ins Geschäftsjahr 2004 war auch das zweite Quartal sehr erfreulich.

Mit einem operativen Ergebnis (EBIT) von gut 375 Mio. EUR zum Halbjahr konnten wir das Vorjahresergebnis – wie schon im ersten Quartal – um rund ein Drittel übertreffen. Der Konzernüberschuss stieg ebenfalls um knapp ein Drittel auf über 200 Mio. EUR. Beide Werte sind bisher unerreicht. Wir liegen also voll im Plan, das Ergebnis für das gesamte Jahr erneut maßgeblich zu steigern und einen neuen Rekord zu erwirtschaften. Alle Geschäftsfelder konnten hierbei ein höheres operatives und Nachsteuerergebnis vorweisen. Besonders erwähnenswert ist, dass wir trotz der Kapitalerhöhung im Juni des Vorjahres auch das Ergebnis je Aktie verbessern konnten, und zwar um rund 10 Cent auf 1,75 EUR.

Es zeigte sich also auch im zweiten Quartal wieder, dass nicht das Volumen, sondern der Gewinn entscheidend ist. Unsere Bruttoprämie sank zwar um knappe 20 % – die Gründe sind in Restrukturierungen, in der Stärke des Euro sowie im Zyklusmanagement zu finden–, dank des gestiegenen Selbstbehalts blieb die Nettoprämie währungskursbereinigt gegenüber dem Vorjahr jedoch konstant.

In unserem bedeutendsten Geschäftsfeld, der *Schaden-Rückversicherung*, boten sich zum 1. April, dem Erneuerungstermin in Japan und Korea, zahlreiche Chancen, profitables Geschäft zu zeichnen. Die Schaden-Rückversicherung profitiert unverändert von attraktiven Preisen und Bedingungen; zudem war der Schadenverlauf günstig. Die kombinierte Schaden-/Kostenquote spiegelt dies wieder: Sie betrug im ersten Halbjahr 94,3 % und lag somit mehr als vier Prozentpunkte unter dem Vorjahreswert. Auch die Belastung aus Großschäden war wiederum erfreulich niedrig: im zweiten Quartal verzeichneten wir lediglich einen. Entsprechend konnte auch der Gewinn zweistellig zulegen. Kurzum: Das erste Halbjahr war ein sehr erfolgreiches für die Schaden-Rückversicherung.

Die übrigen Geschäftsfelder trugen ebenfalls maßgeblich zu unserem guten Halbjahresergebnis bei und entwickeln sich im Berichtsjahr weitgehend plangemäß. Die *Personen-Rückversicherung* verdoppelte den Gewinn gegenüber dem Vorjahr nahezu, ebenso die *Finanz-Rückversicherung*, und auch das *Programmgeschäft* konnte seinen Beitrag gegenüber dem Vorjahr leicht erhöhen.

Auf den Kapitalmärkten gab es im zweiten Quartal keine unliebsamen Überraschungen: Die ordentlichen Kapitalerträge verbesserten sich leicht als Folge der steigenden Kapitalanlagebestände; letztere überkompensierten die unverändert niedrigen Renditen bei festverzinslichen Wertpapieren. Einen außergewöhnlichen Wertberichtigungsbedarf auf unsere Kapitalanlagen gab es nicht. Das Kapitalanlageergebnis übertraf im ersten Halbjahr deutlich die Marke von 0,5 Mrd. EUR – ebenfalls eine zweistellige Steigerung.

Die verbesserte Liquidität unserer Aktie zeigt sich täglich mit Handelsvolumina, die im Durchschnitt rund fünfmal höher liegen als noch vor gut einem Jahr. Zusammen mit dem annähernd verdoppelten Streubesitz, der nun knapp die Hälfte des Aktienkapitals beträgt, sind wir mittlerweile ein Schwergewicht im MDax geworden. In einem sich im zweiten Quartal insgesamt deutlich abschwächenden Marktumfeld hielt sich unsere Aktie vergleichsweise gut, konnte sich allerdings absolut betrachtet bei weitem nicht zufrieden stellend entwickeln.

Für Ihr Vertrauen in die Hannover Rück bedanke ich mich – auch im Namen meiner Vorstandskollegen – sehr herzlich. Unser Ziel ist und bleibt es, Ihre Gesellschaft sicher in die Zukunft zu führen und ihren Wert nachhaltig zu steigern.

Mit freundlichen Grüßen

Wilhelm Zeller
Vorsitzender des Vorstands

VERWALTUNGSORGANE
der Hannover Rückversicherung AG

Aufsichtsrat

Wolf-Dieter Baumgartl [1][2] Hannover	Vorsitzender
Dr. Paul Wieandt [2] Hof/Saale	Stellv. Vorsitzender
Herbert K. Haas [1][2] Burgwedel	
Karl Heinz Midunsky München	
Ass. jur. Otto Müller [3] Hannover	
Ass. jur. Renate Schaper-Stewart [3] Lehrte	
Dipl.-Ing. Hans-Günter Siegerist [3] Nienstädt	
Dr. Klaus Sturany Essen	
Bodo Uebber Berlin	

Vorstand

Wilhelm Zeller Burgwedel	Vorsitzender
André Arrago Hannover	
Dr. Wolf Becke Hannover	
Jürgen Gräber Ronnenberg	
Dr. Elke König Hannover	
Dr. Michael Pickel Gehrden	
Ulrich Wallin Hannover	

1) Mitglied des Ausschusses für Vorstandsangelegenheiten
2) Mitglied des Bilanzausschusses
3) Arbeitnehmervertreter

DIE HANNOVER RÜCK-AKTIE

Nach einem viel versprechenden Start in das Börsenjahr 2004 entwickelten sich die Aktienmärkte im Verlauf des zweiten Quartals eher negativ. Der leichte Aufwärtstrend der Kapitalmärkte im ersten Quartal wurde im März kurzzeitig durchbrochen, im April erholten sich die Märkte, stabilisierten sich Anfang Mai und fielen Mitte Mai auf Grund von Bombendrohungen und erneuten Terrorängsten auf ein Jahrestief zurück. Zum Ende des zweiten Quartals erholten sich die Märkte zwar etwas, standen jedoch noch nicht auf festen Füßen. Die Wahl der Investoren fiel weiterhin bevorzugt auf die Mid- und Small-Caps: MDax +14,36 %, TecDax +6,69 %, SDax +14,39 %, MSCI Germany Small Cap +11,03 % ließen Dax +2,21 % und CDax-Versicherungen -7,91 % weit hinter sich.

Die Performance der Hannover Rück-Aktie im Vergleich zu gängigen Indizes



in %
115
110
105
100
95
90
85
80
75
70
2. Januar 2004
14. Januar 2004
26. Januar 2004
7. Februar 2004
19. Februar 2004
2. März 2004
14. März 2004
26. März 2004
7. April 2004
19. April 2004
1. Mai 2004
13. Mai 2004
25. Mai 2004
6. Juni 2004
18. Juni 2004
30. Juni 2004
12. Juli 2004
24. Juli 2004
30. Juli 2004
Hannover Rück-Aktie
Dax
CDax-Versicherungen
MDax

Die Hannover Rück-Aktie entwickelte sich wie schon während der ersten drei Monate des Berichtsjahres auch im zweiten Quartal deutlich besser als andere Versicherungstitel und schlug den CDax-Versicherungen um 6,86 Prozentpunkte. Der MDax jedoch, dem auch die Hannover Rück-Aktie angehört, ließ unseren Wert mit 15,41 Prozentpunkten hinter sich. Unsere eigentliche Benchmark, der ungewichtete „Reactions"-Welt-Rückversicherungs-Index, zeigte einen nahezu parallelen Verlauf zur Hannover Rück-Aktie (+0,25 Prozentpunkte). Unsere Aktie verzeichnete ihr Jahrestief mit 26,15 EUR – genauso wie weite Teile des Marktes – am 17. Mai, erholte sich in der Folge jedoch deutlich. Die Hannover Rück-Aktie beendete das Quartal bei 27,43 EUR – fast unverändert zum Jahresanfang.

Die Hannover Rück-Aktie im Vergleich zum ungewichteten „Reactions" Welt-Rückversicherungs-Index (in USD)



in %
115
110
105
100
95
90
85
80
75
70
2. Januar 2004
14. Januar 2004
26. Januar 2004
7. Februar 2004
19. Februar 2004
2. März 2004
14. März 2004
26. März 2004
7. April 2004
19. April 2004
1. Mai 2004
13. Mai 2004
25. Mai 2004
6. Juni 2004
18. Juni 2004
30. Juni 2004
12. Juli 2004
24. Juli 2004
30. Juli 2004
Hannover Rück-Aktie
Ungewichteter „Reactions"-Welt-Rückversicherungs-Index

Der ungewichtete „Reactions"-Welt-Rückversicherungs-Index bildet alle börsennotierten Rückversicherer der Welt ab. Unser strategisches Ziel ist, eine Kursentwicklung zu erreichen, die in einem gleitenden Drei-Jahres-Durchschnitt über der Performance dieser Benchmark liegt.

Anfang Juli lud die Hannover Rück zu ihrem „International Investors' Day" in London ein, wo den Kapitalmarktteilnehmern Hintergrundinformationen zur Strategie und Unternehmensentwicklung sowie ein Ausblick auf die kommenden Jahre vorgestellt wurden. Die Konferenzthemen, die Sie auf unserer Homepage nachverfolgen können, stießen auf breites Interesse bei den Investoren und Finanzanalysten. Als Ergebnis konnten wir eine Vielzahl positiver Marktkommentare und Bewertungen für unser Unternehmen beobachten.

Im Schnitt liegt das derzeitige Kursziel der Analysten für die Hannover Rück-Aktie bei rund 35 EUR. Bei einem aktuellen Kurs von rund 26 EUR ergibt sich auf Basis der Konsensus-Gewinnschätzung für das Jahr 2005 ein Kurs-Gewinn-Verhältnis (KGV) von gut 7. Von dieser sehr günstigen Bewertung und unserer kontinuierlich überdurchschnittlichen Profitabilität ausgehend, bescheinigt uns die große Mehrzahl der Analysten auch für die Zukunft positive Gewinnaussichten. Zum 30. Juni empfohlen 21 der 28 von uns erfassten Analysten die Hannover Rück-Aktie zum Kauf, ein Anteil von 75 %.

Angaben zur Aktie

in EUR	30.6.2004	2003	2002	2001	2000	1999
Ergebnis je Aktie (verwässert) [1]	1,75	3,24	2,75	0,11	4,13	2,29
Ausschüttung je Aktie	–	0,95	0,85	–	0,77 [1]	0,68
Körperschaftsteuergutschrift	–	–	–	–	0,36	0,29
Bruttoausschüttung	–	0,95	0,85	–	1,21 [2]	0,97

1) Auf jede für das Jahr 2000 voll eingezahlte Stückaktie
2) Inkl. Bonus von 0,08 EUR

International Securities Identification Number (ISIN):	DE 000 840 221 5
Aktionärsstruktur:	51,2 % Talanx AG 48,8 % Streubesitz
Kapitalmaßnahme vom 12. Juni 2003:	Erhöhung des Grundkapitals durch • Barkapitalerhöhung gegen Ausgabe von 9.716.392 neuen Aktien sowie durch • Sachkapitalerhöhung gegen Ausgabe von 13.716.814 neuen Aktien an die Talanx AG gegen alle Geschäftsanteile der HDI Re (Ireland) Ltd. – jetzt Hannover Re (Dublin) Ltd. (mit wirtschaftlicher Wirkung vom 1. Juli 2003)
Grundkapital zum 30. Juni 2004:	120.597.134,00 EUR
Zahl der Aktien zum 30. Juni 2004:	120.597.134 auf den Namen lautende Stückaktien
Marktkapitalisierung zum 30. Juni 2004:	3.308,0 Mio. EUR

Wir können mit dem Geschäftsverlauf des zweiten Quartals und des gesamten ersten Halbjahres sehr zufrieden sein. Letzteres knüpft nahtlos an die guten Ergebnisse der Jahre 2002 und 2003 an.

Die Bruttoprämie ging wie schon im Vorquartal auch im zweiten Quartal hauptsächlich währungsbedingt deutlich zurück. Jedoch zeigte sich wieder eindrucksvoll, dass in der Rückversicherung nicht das Volumen, sondern das Ergebnis ausschlaggebend ist: Trotz des Prämienrückgangs konnten wir sowohl unser operatives Ergebnis (EBIT) als auch den Konzernüberschuss im ersten Halbjahr um gut ein Drittel gegenüber dem Vorjahreszeitraum verbessern. Der weiter gestiegene Selbstbehalt bewirkte, dass die Nettoprämie währungsbereinigt gegenüber dem Vorjahr fast konstant blieb.

Die gebuchte Bruttoprämie betrug im ersten Halbjahr 4,8 Mrd. EUR, 19,8 % weniger als im Vorjahr (6,0 Mrd. EUR). Bei konstanten Wechselkursen des Euro, insbesondere gegenüber dem US-Dollar, hätte der Rückgang nur 15,0 % betragen. Die verdiente Nettoprämie reduzierte sich leicht um 4,9 % auf 3,5 Mrd. EUR (3,6 Mrd. EUR). Einen deutlichen Anstieg hingegen verzeichnete das operative Ergebnis (EBIT), das mit 31,6 % auf 375,4 Mio. EUR verbessert wurde (285,2 Mio. EUR). Der Konzernüberschuss nach Steuern wuchs ähnlich deutlich um 30,2 % auf 211,5 Mio. EUR (162,4 Mio. EUR). Trotz der Kapitalerhöhung im Juni des Vorjahres, bei der das Aktienkapital um rund 25 % angehoben wurde, konnte im Berichtszeitraum sogar der Gewinn je Aktie auch noch verbessert werden: Er erreichte zum Halbjahr 1,75 EUR (1,65 EUR).

Gegenüber dem Vorjahresende erhöhte sich unser Eigenkapital um 3,3 % auf 2,5 Mrd. EUR (2,4 Mrd. EUR), gegenüber dem Vergleichszeitraum des Vorjahres sogar um 17,9 % (2,1 Mrd. EUR) – trotz der Rekorddividende von 114,6 Mio. EUR, die im zweiten Quartal ausbezahlt wurde. Die Platzierung einer nachrangigen Schuldverschreibung in Höhe von 750 Mio. EUR am 18. Februar ermöglichte es uns schon im ersten Quartal, eine ausstehende Anleihe in Höhe von 400 Mio. USD fast vollständig zurückzukaufen. Wir werden einen weiteren Teil des Erlöses, rund 120 Mio. EUR, im November des Berichtsjahres für die Tilgung unserer ausstehenden Genussscheine verwenden.

Mit der neuen Anleihe haben wir unser haftendes Kapital mit Blick auf unsere sehr guten Ratings von Standard & Poor's und A.M. Best weiter gestärkt, unsere finanzielle Flexibilität bewiesen und die Qualität des Kapitals weiter verbessert. Mit der Anhebung des Ausblicks unseres sehr guten „AA-"-Ratings von „negativ" auf „stabil" honorierte Standard & Poor's als eine der weltweit führenden Ratingagenturen im Juni, dass sich die Kapitalstärke der Hannover Rück nochmals verbessert hat. Ausschlaggebend waren bei dieser positiven Neueinschätzung auch unsere überdurchschnittliche Profitabilität und die schneller als geplant gelungene Reduktion unserer Forderungen gegenüber anderen Rückversicherern um rund ein Drittel.

Schaden-Rückversicherung

Nach den erfreulichen Hauptvertragsverhandlungen zum 1. Januar 2004 boten sich uns auch im zweiten Quartal wieder gute Chancen, profitables Rückversicherungsgeschäft zu zeichnen. So konnten wir beispielsweise die Haupterneuerungssaison in Japan und Korea zum 1. April nutzen, unter teilweise deutlich verbesserten Konditionen unser Geschäft auszuweiten.

Im Rahmen unserer langjährigen Geschäftspolitik, dem Zyklusmanagement, haben wir auch im Jahr 2004 unser Portefeuille weiter optimiert: Dabei wollen wir proportionales Geschäft durch nichtproportionales ersetzen, das unseren Analysen zufolge langfristig erheblich profitabler ist. Folglich entwickelten wir in Japan unser Portefeuille stärker in Richtung nichtpro-

portionales Geschäft, in Korea zeichneten wir zum 1. April sogar ein ausschließlich nichtproportionales Portefeuille.

Die Neuausrichtung unserer Geschäftsbeziehung mit den HDI-Schwestergesellschaften sorgte im ersten Halbjahr nochmals für einen Rückgang der Bruttoprämie. Auch unsere „More from less"-Initiative führte dazu, dass in den Bereichen, wo wir langfristig unterdurchschnittliche Profitabilität vermuten, Zeichnungen konsequent zurückgefahren wurden. Vor diesem Hintergrund und insbesondere auf Grund der Schwäche des US-Dollar im Jahresvergleich reduzierte sich unsere gebuchte Bruttoprämie um 20,5 % auf 2,1 Mrd. EUR (2,7 Mrd. EUR). Bei konstanten Wechselkursen hätte der Rückgang 17,2 % betragen. Auf Grund der deutlichen Erhöhung des Selbstbehalts auf 77,4 % (69,1 %) sank die Nettoprämie dagegen nur um 9,6 %.

Im Geschäftsjahr 2004 blieben wir bisher von großen Naturkatastrophenschäden verschont; zahlreiche Schäden belasteten uns auf Grund der nichtproportionalen Struktur unseres Portefeuilles nicht. Einziger Großschaden im zweiten Quartal war für die Hannover Rück der Einsturz eines Gebäudes am Pariser Flughafen Charles de Gaulle, wo wir für unseren Anteil von einem Nettoschaden von maximal 15 Mio. EUR ausgehen. Insgesamt fiel im ersten Halbjahr eine unterdurchschnittliche Nettoschadensumme aus Großschäden von 51,9 Mio. EUR oder 3,5 % der Nettoprämie an. Der langjährige Durchschnitt beträgt rund 5 Prozentpunkte.

Die kombinierte Schaden-/Kostenquote entwickelte sich insgesamt sehr gut: Zum Halbjahr erreichte sie mit 94,3 % einen gegenüber dem Vorjahreszeitraum (98,6 %) um 4,3 Prozentpunkte verbesserten Wert. Selbst den bereits sehr guten Wert (96,0 %) des gesamten Geschäftsjahres 2003 und die 95,4 % des ersten Quartals haben wir damit unterboten. Nennenswerte Nachreservierungen für Vorjahre waren im ersten Halbjahr wie schon in der Vergangenheit nicht notwendig. Dies gilt insbesondere für das US-Haftpflichtgeschäft und hier besonders für die Jahre 1997 bis 2001, die sich für einige unserer Konkurrenten bekanntlich recht problematisch darstellen.

Mit einem operativen Ergebnis (EBIT) von 228,4 Mio. EUR konnte die Schaden-Rückversicherung einen Zuwachs von 25,1 % gegenüber dem Vorjahresvergleichszeitraum (182,6 Mio. EUR) realisieren. Den Überschuss nach Steuern konnten wir um 14,4 % auf 115,9 Mio. EUR (101,3 Mio. EUR) steigern. Der Gewinn je Aktie fiel leicht auf 0,96 EUR (1,03 EUR).

Kennzahlen zur Schaden-Rückversicherung

in Mio. EUR	2004					2003	
	1.1.–31.3.	1.4.–30.6.	+/- Vorjahr	1.1.–30.6.	+/- Vorjahr	1.4.–30.6.	1.1.–30.6.
Gebuchte Bruttoprämien	1 179,7	935,7	-20,7 %	2 115,4	-20,5 %	1 180,5	2 659,2
Verdiente Nettoprämien	669,9	821,5	-12,1 %	1 491,4	-9,6 %	934,6	1 650,5
Versicherungstechnisches Ergebnis	30,5	54,2	+115,7 %	84,7	+265,3 %	25,1	23,2
Operatives Ergebnis (EBIT)	75,4	153,0	+17,6 %	228,4	+25,1 %	130,1	182,6
Überschuss nach Steuern	39,9	76,0	+13,9 %	115,9	+14,4 %	66,7	101,3
Ergebnis je Aktie in EUR	0,33	0,63	-7,4 %	0,96	-7,3 %	0,68	1,03
Selbstbehalt	82,0 %	71,7 %		77,4 %		66,2 %	69,1 %
Kombinierte Schaden-/Kostenquote	95,4 %	93,4 %		94,3 %		97,3 %	98,6 %

Personen-Rückversicherung

Die Konditionen in der Personen-Rückversicherung befinden sich in den meisten Märkten unverändert auf einem zufrieden stellenden Niveau, im Bereich der Neugeschäftsfinanzierung haben wir eine erhöhte Nachfrage in verschiedenen europäischen Märkten bemerkt.

Der Prämienrückgang bei der Personen-Rückversicherung, über den wir im ersten Quartal berichteten, machte sich jedoch auch zum Halbjahr bemerkbar. Hauptgrund war unverändert der Wegfall einer großen Geschäftsbeziehung in Großbritannien, deren Prämienvolumen im Vorjahr über 200 Mio. EUR betragen hatte. Darüber hinaus wirkte sich der im Vorjahresvergleich schwache US-Dollar ebenfalls negativ auf die Prämienentwicklung aus. So fiel zum Halbjahr die gebuchte Bruttoprämie um 13,8 % auf 939,4 Mio. EUR (1,1 Mrd. EUR). Bei konstanten Wechselkursen hätte der Rückgang der Bruttoprämie lediglich 10,5 % betragen. Die verdiente Nettoprämie sank jedoch nur marginal um 0,9 % auf 857,9 Mio. EUR (865,9 Mio. EUR), da sich der Selbstbehalt deutlich auf 91,8 % (79,1 %) erhöhte. Für das zweite Halbjahr 2004 erwarten wir insbesondere im Bereich der UK-Rentenversicherung eine Wiederbelebung, die zu einem spürbaren Anstieg der Prämieneinnahmen ab dem vierten Quartal 2004 führen sollte.

Das operative Ergebnis (EBIT) stieg bei einem leicht verbesserten versicherungstechnischen Ergebnis um 64,8 % auf 39,2 Mio. EUR und liegt zum Halbjahr über der planmäßigen Entwicklung, die eine jährliche Steigerung um 25 % vorsieht. Die Umsatzrendite entwickelte sich dementsprechend erfreulich und erreichte einen gegenüber dem Vorjahreszeitraum deutlich verbesserten Wert von 4,6 % (2,7 %). Auch der Quartalsüberschuss nach Steuern hat sich mit 23,7 Mio. EUR und einer Steigerung von 97,4 % gegenüber dem Vorjahr fast verdoppelt (12,0 Mio. EUR). Somit erreichte die Personen-Rückversicherung zum Halbjahr einen Gewinn je Aktie von 0,20 EUR (0,12 EUR).

Kennzahlen zur Personen-Rückversicherung

in Mio. EUR	2004					2003	
	1.1.–31.3.	1.4.–30.6.	+/- Vorjahr	1.1.–30.6.	+/- Vorjahr	1.4.–30.6.	1.1.–30.6.
Gebuchte Bruttoprämien	444,0	495,5	-4,6 %	939,4	-13,8 %	519,4	1 090,2
Verdiente Nettoprämien	399,9	458,0	+20,9 %	857,9	-0,9 %	378,8	865,9
Operatives Ergebnis (EBIT)	24,1	15,0	+89,8 %	39,2	+64,8 %	7,9	23,8
Überschuss nach Steuern	16,4	7,4	+209,3 %	23,7	+97,4 %	2,4	12,0
Ergebnis je Aktie in EUR	0,14	0,06	+200,0 %	0,20	+66,7 %	0,02	0,12
Selbstbehalt	90,4 %	93,2 %		91,8 %		73,0 %	79,1 %
Umsatzrendite*	6,0 %	3,3 %		4,6 %		2,1 %	2,7 %

** Operatives Ergebnis (EBIT)/verdiente Nettoprämien*

Finanz-Rückversicherung

Die Finanz-Rückversicherung knüpfte im zweiten Quartal an die erfreuliche Entwicklung im Vorquartal an. Zwar reduzierte sich auch hier die in den vergangenen Jahren rasant gewachsene Bruttoprämie zum Halbjahr erwartungsgemäß um 26,9 % auf 674,8 Mio. EUR (923,3 Mio. EUR). Bei konstanten Wechselkursen wäre der Rückgang mit 21,3 % auch hier niedriger ausgefallen. Der Selbstbehalt blieb mit 95,3 % fast konstant (96,4 %), die verdiente Nettoprämie ging um 14,4 % auf 552,0 Mio. EUR (644,7 Mio. EUR) zurück. Die Erstkonsolidierung der Hannover Re (Dublin) Ltd. hatte positive Auswirkungen in Höhe von 137,4 Mio. EUR auf die Bruttoprämie und 61,2 Mio. EUR auf die Nettoprämie.

Insbesondere dank eines verbesserten Kapitalanlageergebnisses konnte das operative Ergebnis (EBIT) erneut gesteigert werden und erreichte mit 65,3 Mio. EUR einen um 73,1 % besseren Wert als im Vorjahr (37,8 Mio. EUR). Die Umsatzrendite verdoppelte sich auf 11,8 % (5,9 %). Der Überschuss nach Steuern stieg ebenfalls deutlich um 84,2 % auf 45,9 Mio. EUR (24,9 Mio. EUR), davon steuerte die Hannover Reinsurance Dublin 11,3 Mio. EUR bei. Der Gewinn je Aktie belief sich zum 30. Juni somit auf 0,38 EUR (0,25 EUR).

Kennzahlen zur Finanz-Rückversicherung

in Mio. EUR	2004					2003	
	1.1.–31.3.	1.4.–30.6.	+/- Vorjahr	1.1.–30.6.	+/- Vorjahr	1.4.–30.6.	1.1.–30.6.
Gebuchte Bruttoprämien	353,7	321,2	-31,0 %	674,8	-26,9 %	465,7	923,3
Verdiente Nettoprämien	249,0	303,0	-25,8 %	552,0	-14,4 %	408,2	644,7
Operatives Ergebnis (EBIT)	32,6	32,7	+62,9 %	65,3	+73,1 %	20,1	37,8
Überschuss nach Steuern	26,0	19,9	+64,5 %	45,9	+84,2 %	12,1	24,9
Ergebnis je Aktie in EUR	0,21	0,17	+33,3 %	0,38	+52,0 %	0,12	0,25
Selbstbehalt	98,2 %	92,0 %		95,3 %		98,7 %	96,4 %
Umsatzrendite*	13,1 %	10,8 %		11,8 %		4,9 %	5,9 %

** Operatives Ergebnis (EBIT)/verdiente Nettoprämien*

Programmgeschäft

Im Programmgeschäft liegt unser besonderer Fokus unverändert auf der Qualität des gezeichneten Geschäfts. Das Geschäft wird zu über 90 % in den USA gezeichnet; daher ist hier auch der negative Währungskurseffekt aus der Abwertung des US-Dollars gegenüber dem Euro besonders ausgeprägt. Entsprechend sank die gebuchte Bruttoprämie zum Halbjahr um 18,3 % auf 1,1 Mrd. EUR (1,3 Mrd. EUR). Bei konstanten Wechselkursen hätte der Rückgang nur 9,9 % betragen. Wie geplant konnten wir jedoch unseren Selbstbehalt erneut signifikant steigern; er betrug zum Halbjahr 49,1 % (44,7 %). Im Gegensatz zum Rückgang der Bruttoprämie stieg die Nettoprämie somit deutlich um 17,2 % auf 559,8 Mio. EUR (477,7 Mio. EUR).

Die kombinierte Schaden-/Kostenquote verschlechterte sich leicht gegenüber dem Vorjahr und betrug 96,6 % (94,0 %), dieser Anstieg ist jedoch auf den gestiegenen Selbstbehalt zurückzuführen. Letzterer bringt im Gegenzug aber auch höhere Kapitalanlagevolumina mit sich, sodass sich das Kapitalanlageergebnis auf Grund der weiter steigenden Kapitalanlageerträge um mehr als ein Drittel erhöhte. Dies führte insgesamt zu

einem leichten Anstieg des operativen Ergebnisses (EBIT) von 3,2 % auf 42,5 Mio. EUR (41,2 Mio. EUR). Nach Steuern betrug der Überschuss des ersten Halbjahrs 25,9 Mio. EUR, ein Wert, der mit 7,7 % ebenfalls über dem Vorjahr lag (24,1 Mio. EUR). Das Programmgeschäft steuerte somit einen Gewinn je Aktie in Höhe von 0,21 EUR (0,25 EUR) zum Konzern-Halbjahresergebnis bei.

Kennzahlen zum Programmgeschäft

in Mio. EUR	2004					2003	
	1.1.–31.3.	1.4.–30.6.	+/- Vorjahr	1.1.–30.6.	+/- Vorjahr	1.4.–30.6.	1.1.–30.6.
Gebuchte Bruttoprämien	487,0	578,7	-12,3 %	1 065,6	-18,3 %	659,8	1 304,9
Verdiente Nettoprämien	282,4	277,4	+15,0 %	559,8	+17,2 %	241,3	477,7
Versicherungstechnisches Ergebnis	7,4	11,8	+17,7 %	19,2	-32,9 %	10,0	28,6
Operatives Ergebnis (EBIT)	22,3	20,2	+10,6 %	42,5	+3,2 %	18,3	41,2
Überschuss nach Steuern	14,6	11,4	+14,3 %	25,9	+7,7 %	10,0	24,1
Ergebnis je Aktie in EUR	0,12	0,09	-10,0 %	0,21	-16,0 %	0,10	0,25
Selbstbehalt	50,1 %	48,2 %		49,1 %		44,7 %	44,7 %
Kombinierte Schaden-/Kostenquote	97,4 %	95,8 %		96,6 %		95,9 %	94,0 %

Kapitalanlageergebnis

Nach einem verhalten optimistischen ersten Quartal an den Aktienmärkten verliefen die Monate April bis Juni eher gedämpft. Dax und Euro-Stoxx bewegten sich im Jahresverlauf seitwärts. Die Bondmärkte waren deutlich volatiler, wobei der rasante Anstieg der US-Renditen im April sich bis Ende Juni bereits wieder teilweise reduzierte. Eine Erholung der Renditen auf festverzinsliche Wertpapiere belastete den Wert festverzinslicher Wertpapiere und somit die unrealisierten Kursgewinne. Hier zeigte sich, dass unsere Entscheidung vom März des Jahres richtig war, die Laufzeiten des Bondportefeuilles deutlich zu verkürzen. Dadurch fiel der Rückgang der Marktwerte im Portefeuille um rund 100 Mio. EUR geringer aus, als dies bei einem unveränderten Bondportefeuille der Fall gewesen wäre.

Die ordentlichen Kapitalanlageerträge konnten gegenüber dem Vorjahr leicht auf 533,1 Mio. EUR verbessert werden (526,1 Mio. EUR). Es überwogen hierbei die Erträge aus Zuflüssen aus den starken versicherungstechnischen Cashflows gegenüber den im Vorjahresvergleich niedrigeren Depotzinsen und der defensiveren Ausrichtung des Bondportefeuilles. Die modifizierte Duration betrug zum 30. Juni nur 3,3 im Vergleich zu 3,7 zum Ende des Vorjahres. Das Nettokapitalanlageergebnis stieg dank niedrigerer Abschreibungen, den höheren realisierten Kursgewinnen und dem starken Mittelzufluss in die Kapitalanlagen entsprechend deutlich um 16,6 % auf 567,0 Mio. EUR an (486,2 Mio. EUR).

Abschreibungen auf unser Wertpapierportefeuille waren im ersten Halbjahr lediglich in Höhe von 19,9 Mio. EUR nötig, davon 12,3 Mio. EUR auf Aktien – wie schon im ersten Quartal ein durchaus „normaler" Wert für ein Anlageportefeuille unserer Größe. Im Vorjahr betrugen Abschreibungen auf Wertpapiere zum Halbjahr noch 78,3 Mio. EUR. Unsere Aktienquote stieg zum 30. Juni leicht auf 7,5 % an und setzte damit den Trend aus dem ersten Quartal fort (31. März: 7,2 %).

Aus dem Abgang von Kapitalanlagen realisierten wir im ersten Halbjahr insgesamt 102,1 Mio. EUR an Gewinnen (87,5 Mio. EUR). Dem gegenüber standen realisierte Verluste von 18,9 Mio. EUR, nach 16,8 Mio. EUR im Vorjahr. Der Großteil der realisierten Gewinne re-

sultiert aus dem Verkauf von festverzinslichen Wertpapieren im Zuge der Verkürzung der Laufzeiten zum Ende des ersten Quartals. Bei diesen Verkäufen wurden jedoch auch Währungskursverluste realisiert, die in der Höhe die erwähnten Kursgewinne übertrafen.

Ausblick

Auch zum Halbjahr zeigt sich, dass unser Optimismus zu Beginn des Berichtsjahres für den weiteren Verlauf nicht unbegründet war. Wir erwarten konsequenterweise auch im zweiten Halbjahr und darüber hinaus eine positive Entwicklung unseres Geschäfts.

Die ersten Erkenntnisse aus den Erneuerungsverhandlungen zum 1. Juli in den USA, im Londoner Markt sowie in Australien und Neuseeland – in den anderen Märkten ist dieser Stichtag kein bedeutender Erneuerungstermin – deuten darauf hin, dass die günstigen Marktverhältnisse in der *Schaden-Rückversicherung* im Großen und Ganzen weiter andauern. Nach wie vor ist die Profitabilität des Geschäfts erfreulich, und wir erwarten nicht nur für den Rest des Berichtsjahres, sondern auch für die Erneuerungsverhandlungen Anfang 2005 eine anhaltend gute Profitabilität. Auf Grund der sich nach wie vor auswirkenden strategischen Neuorientierung unserer Geschäftsbeziehung zu den HDI-Gesellschaften, unserer „More from less"-Initiative, des aktiven Zyklusmanagements und der anhaltenden Dollar-Schwäche erwarten wir für das Gesamtjahr unverändert eine stark gebremste Entwicklung der Bruttoprämie, wegen der steigenden Selbstbehalte aber nur einen leichten Rückgang der Nettoprämie. Das Ergebnis der Schaden-Rückversicherung sollte noch besser als im Vorjahr ausfallen – vorausgesetzt, die Großschadenlast übersteigt den langjährigen Durchschnitt nicht deutlich.

In der *Personen-Rückversicherung* sollte im Berichtsjahr nach den signifikanten Prämiensteigerungen der vergangenen Jahre ein währungsbereinigt weitgehend konstantes Prämienvolumen erzielbar sein. Der Ergebnisbeitrag wird unserer Erwartung zufolge deutlich zweistellig steigen.

Nach dem rasanten Wachstum der vergangenen Jahre gehen wir in der *Finanz-Rückversicherung* im Berichtsjahr immer noch von einer ruhigeren Prämienentwicklung aus. Der Ergebnisbeitrag dieses Geschäftsfeldes sollte jedoch unverändert erfreulich ausfallen.

Im *Programmgeschäft* rechnen wir mit einer Verbesserung der Profitabilität gegenüber dem Vorjahr. Die Bruttoprämie sollte sich währungsbereinigt etwa auf Vorjahresniveau oder leicht darüber bewegen, die Nettoprämie auf Grund des höheren Selbstbehalts deutlich steigen.

Das Volumen der *Kapitalanlagen* wird auf Grund des unverändert sehr guten versicherungstechnischen Cashflows weiter ansteigen. Bei etwas niedrigeren durchschnittlichen Renditen und Laufzeiten und einem außerordentlichen Ergebnis auf Halbjahreshöhe erwarten wir ein Kapitalanlageergebnis mindestens auf Vorjahreshöhe.

Der bisherige Geschäftsverlauf bestätigt insgesamt unsere Erwartungen. Zwar wird die Konzernbruttoprämie in diesem Jahr voraussichtlich rund 10 % unter dem Vorjahresniveau liegen, der höhere Selbstbehalt sollte jedoch dafür sorgen, dass die Nettoprämie ungefähr das Niveau von 2003 erreicht. Was das Ergebnis anbelangt, so halten wir weiterhin unsere Prognose vom Februar 2004 aufrecht: Wir gehen aus heutiger Sicht von einem Konzernjahresüberschuss zwischen 390 Mio. EUR und 430 Mio. EUR aus (3,20–3,60 EUR je Aktie).

KONZERNBILANZ
zum 30. Juni 2004

in TEUR	2004	2003	
Aktiva		Wirtschaftliche Betrachtung	US GAAP „As-if-pooling"-Methode*
	30.6.	31.12.	31.12.
Festverzinsliche Wertpapiere – Dauerbestand	484 434	498 695	498 695
Festverzinsliche Wertpapiere – dispositiver Bestand	12 314 353	11 119 567	11 119 567
Aktien, Aktienfonds und andere nicht festverzinsliche Wertpapiere – dispositiver Bestand	1 184 190	925 595	925 595
Aktien, Aktienfonds und andere nicht festverzinsliche Wertpapiere – Handelsbestand	–	2 402	2 402
Grundstücke, grundstücksgleiche Rechte und Bauten einschließlich der Bauten auf fremden Grundstücken	229 767	230 591	230 591
Sonstige Kapitalanlagen	631 229	633 885	633 885
Kurzfristige Anlagen	513 071	569 592	569 592
Gesamte Kapitalanlagen ohne laufende Guthaben bei Kreditinstituten, Schecks und Kassenbestand	15 357 044	13 980 327	13 980 327
Laufende Guthaben bei Kreditinstituten, Schecks und Kassenbestand	443 228	386 134	386 134
Kapitalanlagen	15 800 272	14 366 461	14 366 461
Anteil der Rückversicherer an der Rückstellung für Prämienüberträge	564 859	566 920	566 920
Anteil der Rückversicherer an der Deckungsrückstellung	90 703	206 717	206 717
Anteil der Rückversicherer an der Rückstellung für noch nicht abgewickelte Versicherungsfälle	4 335 044	4 396 564	4 396 564
Anteile der Rückversicherer an sonstigen Rückstellungen	32 444	41 528	41 528
Abgegrenzte Abschlusskosten	1 855 300	1 690 806	1 690 806
Abrechnungsforderungen	4 036 447	3 402 908	3 402 908
Depotforderungen	8 164 622	7 664 683	7 664 683
Geschäfts- und Firmenwert	208 807	203 619	203 619
Sonstige Vermögensgegenstände	447 637	248 585	248 585
Abgegrenzte Zinsen und Mieten	197 128	185 953	185 953
	35 733 263	32 974 744	32 974 744

* *Zahlen gemäß US GAAP „As-if-pooling"-Methode unter Einbeziehung der Hannover Reinsurance (Dublin) Ltd.*

in TEUR	2004	2003	
Passiva		Wirtschaftliche Betrachtung	US GAAP „As-if-pooling"-Methode*
	30.6.	31.12.	31.12.
Rückstellung für noch nicht abgewickelte Versicherungsfälle	19 371 358	18 703 170	18 703 170
Deckungsrückstellung	4 214 237	4 001 148	4 001 148
Rückstellung für Prämienüberträge	2 379 671	2 126 894	2 126 894
Rückstellungen für Gewinnanteile	157 455	130 265	130 265
Sonstige versicherungstechnische Rückstellungen	3 683	9 089	9 089
Abrechnungsverbindlichkeiten	2 329 660	1 396 215	1 396 215
Depotverbindlichkeiten	1 025 102	1 080 491	1 080 491
Depotverbindlichkeiten aus Finanzierungsgeschäften	613 886	474 526	474 526
Ausgleichsposten für Anteile der anderen Gesellschafter	509 286	491 836	491 836
Andere Verbindlichkeiten	373 820	365 095	365 095
Steuerverbindlichkeiten	238 610	137 583	137 583
Rückstellung für latente Steuern	790 716	869 857	869 857
Begebene Anleihen	1 123 853	666 328	666 328
Genussrechtskapital	117 597	117 597	117 597
Verbindlichkeiten	33 248 934	30 570 094	30 570 094
Eigenkapital			
Gezeichnetes Kapital	120 597	120 597	120 597
Nominalwert 120 597 Genehmigtes Kapital 60 299			
Kapitalrücklagen	724 562	764 199	724 562
Kumulierte, nicht ergebniswirksame Eigenkapitalanteile			
Nicht realisierte Kursgewinne/-verluste aus Kapitalanlagen abzüglich latenter Steuern	72 040	157 569	160 862
Gewinne und Verluste aus der Währungsumrechnung abzüglich latenter Steuern	-275 642	-352 502	-340 938
Übrige kumulierte, nicht ergebniswirksame Eigenkapitalveränderungen	-16 704	-22 685	-22 685
Summe nicht ergebniswirksame Eigenkapitalanteile	-220 306	-217 618	-202 761
Gewinnrücklagen			
Anfangsbestand	1 762 252	1 379 291	1 340 529
Überschuss	211 470	354 779	418 321
Gezahlte Dividende	-114 567	-82 591	-82 591
Sonstige Veränderungen	321	85 993	85 993
	1 859 476	1 737 472	1 762 252
Eigenkapital	2 484 329	2 404 650	2 404 650
	35 733 263	32 974 744	32 974 744

KONZERN-GEWINN- UND VERLUSTRECHNUNG

für die Zeit vom 1. Januar bis 30. Juni 2004

in TEUR	2004		2003			
			Wirtschaftliche Betrachtung		US GAAP „As-if-pooling"- Methode*	
	1.4.–30.6.	1.1.–30.6.	1.4.–30.6.	1.1.–30.6.	1.4.–30.6.	1.1.–30.6.
Gebuchte Bruttoprämien	2 330 990	4 795 323	2 825 411	5 977 526	2 974 578	6 222 727
Gebuchte Rückversicherungsprämien	624 359	1 129 403	909 751	1 804 452	933 960	1 841 250
Veränderung der Bruttoprämienüberträge	147 754	-187 361	36 634	-545 499	-18 643	-666 717
Veränderung des Anteils der Rückversicherer an den Bruttoprämienüberträgen	5 466	-17 530	10 621	11 283	24 248	24 910
Verdiente Prämien für eigene Rechnung	1 859 851	3 461 029	1 962 915	3 638 858	2 046 223	3 739 670
Ordentliche Kapitalanlageerträge	275 964	533 133	265 907	526 115	284 043	570 499
Realisierte Gewinne aus dem Abgang von Kapitalanlagen	24 862	102 111	41 882	87 460	41 882	87 460
Realisierte Verluste aus dem Abgang von Kapitalanlagen	12 387	18 893	12 395	16 768	12 622	17 085
Unrealisierte Gewinne und Verluste aus Kapitalanlagen	719	1 179	-228	-3 928	-228	-3 928
Sonstige Kapitalanlageaufwendungen/ Abschreibungen	20 652	50 573	16 962	106 654	17 024	106 719
Kapitalanlageergebnis	268 506	566 957	278 204	486 225	296 051	530 227
Sonstige versicherungstechnische Erträge	1 740	5 302	14 712	18 165	14 712	18 165
Erträge insgesamt	2 130 097	4 033 288	2 255 831	4 143 248	2 356 986	4 288 062
Aufwendungen für Versicherungsfälle	1 339 756	2 523 909	1 580 203	2 874 886	1 610 068	2 930 927
Veränderung der Deckungsrückstellung	61 967	94 021	79 192	207 060	79 192	207 060
Aufwendungen für Provisionen und Gewinnanteile	413 038	770 347	262 251	523 394	278 725	538 763
Sonstige Abschlusskosten	868	3 334	1 664	5 626	1 888	6 127
Sonstige versicherungstechnische Aufwendungen	22 320	43 984	29 597	53 039	29 597	53 039
Aufwendungen für den Versicherungsbetrieb	60 129	122 526	64 032	126 326	64 120	126 500
Versicherungstechnische Aufwendungen für eigene Rechnung	1 898 078	3 558 121	2 016 939	3 790 331	2 063 590	3 862 416
Übriges Ergebnis	-11 103	-99 797	-62 602	-67 676	-64 213	-69 371
Operatives Ergebnis (EBIT)	220 916	375 370	176 290	285 241	229 183	356 275
Zinsen auf Hybridkapital	14 792	31 422	13 583	26 926	13 583	26 926
Ergebnis vor Steuern	206 124	343 948	162 707	258 315	215 600	329 349
Steueraufwand	60 460	90 494	51 085	68 599	56 691	76 091
Anderen Gesellschaftern zustehendes Ergebnis	-31 074	-41 984	-20 411	-27 342	-20 414	-27 342
Überschuss	114 590	211 470	91 211	162 374	138 495	225 916

* *Zahlen gemäß US GAAP „As-if-pooling"-Methode unter Einbeziehung der Hannover Reinsurance (Dublin) Ltd.*

in TEUR	2004		2003			
			Wirtschaftliche Betrachtung		US GAAP „As-if-pooling"- Methode*	
	1.4.–30.6.	1.1.–30.6.	1.4.–30.6.	1.1.–30.6.	1.4.–30.6.	1.1.–30.6.
Nicht ergebniswirksame Veränderungen des Eigenkapitals						
Veränderungen der nicht realisierten Kursgewinne/-verluste aus Kapitalanlagen	-155 792	-88 822	153 791	139 500	158 433	141 990
Gewinn/Verlust aus Währungsumrechnungen	-29 514	65 296	-22 759	-164 419	-21 414	-160 863
Übrige nicht ergebniswirksame Eigenkapitalveränderungen	11 263	5 981	-7 404	5 012	-7 404	5 012
Gesamt	-59 453	193 925	214 839	142 467	268 110	212 055

Ergebnis je Aktie						
Gewinn je Aktie in EUR	0,95	1,75	0,92	1,65	1,23	2,02

KAPITALFLUSSRECHNUNG
zum 30. Juni 2004

in TEUR	2004	2003	
		Wirtschaftliche Betrachtung	US GAAP „As-if-pooling"-Methode*
	1.1.–30.6.	1.1.–30.6.	1.1.–30.6.
I. Kapitalfluss aus laufender Geschäftstätigkeit			
Konzernergebnis nach Steuern	211 470	162 374	225 916
Abschreibungen/Zuschreibungen	29 454	95 542	95 542
Realisierte Gewinne/Verluste aus dem Abgang von Kapitalanlagen	-83 218	-70 692	-70 375
Amortisationen	4 466	402	734
Auf Minderheiten entfallendes Ergebnis	41 984	27 342	27 342
Veränderungen der Depotforderungen/-verbindlichkeiten	-345 416	-72 485	-182 446
Veränderung der Rückstellungen für Prämienüberträge	217 205	510 932	629 031
Veränderung der Steuerforderungen/-verbindlichkeiten	56 469	39 299	46 792
Veränderung der Deckungsrückstellungen	234 598	219 567	219 567
Veränderung der Rückstellungen für noch nicht abgewickelte Versicherungsfälle	427 356	753 481	757 791
Veränderung der abgegrenzten Abschlusskosten	-147 160	-385 020	-437 970
Veränderung der übrigen versicherungstechnischen Rückstellungen	28 012	-1 959	-1 969
Veränderung der Abrechnungssalden	334 374	-425 488	-488 270
Veränderung der sonstigen Vermögensgegenstände und Verbindlichkeiten	-194 305	-393 256	-389 779
Kapitalfluss aus laufender Geschäftstätigkeit	815 289	460 039	431 906
II. Kapitalfluss aus Investitionstätigkeit			
Festverzinsliche Wertpapiere – Dauerbestand			
Fällige Papiere	20 831	–	–
Käufe	-4 634	–	–
Festverzinsliche Wertpapiere – dispositiver Bestand			
Fällige Papiere, Verkäufe	3 567 053	2 679 985	2 851 309
Käufe	-4 676 866	-3 136 342	-3 171 583
Aktien, Aktienfonds und andere nicht festverzinsliche Wertpapiere – dispositiver Bestand			
Verkäufe	191 841	117 084	117 084
Zukäufe	-415 291	-80 013	-80 013
Andere Kapitalanlagen			
Verkäufe	68 357	18 239	18 239
Zukäufe	-26 483	-15 992	-15 992
Verbundene Unternehmen und Beteiligungen			
Verkäufe	1 099	2 106	2 106
Neuerwerb	-8 697	-6 212	-6 212
Grundstücke, grundstücksgleiche Rechte und Bauten einschließlich der Bauten auf fremden Grundstücken			
Neuerwerb	-538	-545	-545
Kurzfristige Kapitalanlagen			
Veränderung	69 075	-446 358	-543 621
Übrige Veränderungen	-14 471	-9 407	-9 657
Kapitalfluss aus Investitionstätigkeit	-1 228 724	-877 455	-838 885

** Zahlen gemäß US GAAP „As-if-pooling"-Methode unter Einbeziehung der Hannover Reinsurance (Dublin) Ltd.*

in TEUR	2004	2003	
		Wirtschaftliche Betrachtung	US GAAP „As-if-pooling"-Methode*
	1.1.–30.6.	1.1.–30.6.	1.1.–30.6.
III. Kapitalfluss aus Finanzierungstätigkeit			
Einzahlung aus Kapitalmaßnahmen	–	219 590	219 590
Veränderungen der Depotforderungen/ -verbindlichkeiten aus Finanzierungsgeschäften	139 870	311 928	311 928
Gezahlte Dividende	-114 567	-82 589	-82 589
Veränderung der begebenen Anleihen	447 416	30 179	30 179
Andere Veränderungen	-16 957	-8 982	-8 982
Kapitalfluss aus Finanzierungstätigkeit	455 762	470 126	470 126
IV. Währungskursdifferenzen	14 767	26 351	26 338
Summe der Kapitalzu- und abflüsse (Summe I+II+III+IV)	57 094	79 061	89 485
Flüssige Mittel am Anfang der Periode	386 134	671 866	672 844
Veränderung der flüssigen Mittel laut Kapitalflussrechnung	57 094	79 061	89 485
Flüssige Mittel am Ende der Periode	443 228	750 927	762 329
Ertragsteuern	-35 247	-16 383	-16 383
Zinszahlungen	-66 309	-66 743	-66 743

SEGMENTBERICHTERSTATTUNG
zum 30. Juni 2004

In der nachfolgenden Tabelle haben wir die versicherungstechnischen Aktiva und Passiva zum 30. Juni 2004 und zum 31. Dezember 2003 nach Eliminierung der konzerninternen segmentübergreifenden Geschäftsvorfälle unseren Segmenten zugeordnet.

Aufteilung zu versicherungstechnischen Aktiva- und Passiva-Positionen

in TEUR	Schaden-Rückversicherung		Personen-Rückversicherung	
	2004	2003	2004	2003
	30.6.	31.12.	30.6.	31.12.
Aktiva				
Anteile der Rückversicherer an den Prämienüberträgen	99 618	99 122	–	2 555
Abgegrenzte Abschlusskosten (netto)	238 268	197 078	1 447 052	1 344 206
Anteile der Rückversicherer an den Deckungsrückstellungen	–	–	90 703	206 717
Anteile der Rückversicherer an den Schadenrückstellungen und sonstigen Rückstellungen	1 640 222	1 817 976	96 329	96 379
Depotforderungen	173 901	176 330	3 918 009	3 257 988
Gesamt	2 152 009	2 290 506	5 552 093	4 907 845
Passiva				
Schadenrückstellungen	8 934 458	8 396 999	989 374	929 396
Deckungsrückstellung	–	–	4 214 237	4 001 148
Rückstellung für Prämienüberträge	1 110 741	939 942	24 894	21 868
Übrige versicherungstechnische Rückstellungen	96 941	93 987	34 498	24 002
Depotverbindlichkeiten	465 847	559 333	220 949	216 185
Gesamt	10 607 987	9 990 261	5 483 952	5 192 599

Finanz-Rückversicherung		Programmgeschäft		Gesamt	
2004	2003	2004	2003	2004	2003
30.6.	31.12.	30.6.	31.12.	30.6.	31.12.
17 867	2 042	447 374	463 201	564 859	566 920
51 838	44 780	118 142	104 742	1 855 300	1 690 806
–	–	–	–	90 703	206 717
457 109	506 510	2 173 828	2 017 227	4 367 488	4 438 092
4 058 797	4 216 479	13 915	13 886	8 164 622	7 664 683
4 585 611	4 769 811	2 753 259	2 599 056	15 042 972	14 567 218
5 923 702	6 192 954	3 523 824	3 183 821	19 371 358	18 703 170
–	–	–	–	4 214 237	4 001 148
277 623	165 518	966 413	999 566	2 379 671	2 126 894
28 847	18 851	852	2 514	161 138	139 354
24 679	20 734	313 627	284 239	1 025 102	1 080 491
6 254 851	6 398 057	4 804 716	4 470 140	27 151 506	26 051 057

Aufteilung der Gewinn- und Verlustrechnung

in TEUR	Schaden-Rückversicherung			Personen-Rückversicherung		
	2004	2003		2004	2003	
	1.1.–30.6.	Wirtschaftliche Betrachtung 1.1.–30.6.	US GAAP „As-if-pooling-Methode"* 1.1.–30.6.	1.1.–30.6.	Wirtschaftliche Betrachtung 1.1.–30.6.	US GAAP „As-if-pooling-Methode"* 1.1.–30.6.
Gebuchte Bruttoprämien	2 115 414	2 659 212	2 659 212	939 435	1 090 192	1 090 192
Verdiente Prämien für eigene Rechnung	1 491 374	1 650 548	1 650 548	857 855	865 900	865 900
Aufwendungen für Versicherungsfälle für eigene Rechnung	1 084 673	1 308 699	1 308 699	508 105	544 236	544 236
Veränderung der Deckungsrückstellung für eigene Rechnung	–	–	–	-94 021	-207 060	-207 060
Aufwendungen für Provisionen und Gewinnanteile und das sonstige versicherungstechnische Ergebnis für eigene Rechnung	269 275	264 228	264 228	294 205	153 495	153 495
Kapitalanlageergebnis	226 635	199 606	199 606	112 908	109 844	109 844
Aufwendungen für den Versicherungsbetrieb	52 723	54 436	54 436	27 569	28 558	28 558
Übriges Ergebnis	-82 941	-40 225	-40 225	-7 709	-18 631	-18 631
Operatives Ergebnis (EBIT)	228 397	182 566	182 566	39 154	23 764	23 764
Zinsen auf Hybridkapital	19 045	18 795	18 795	2 913	2 603	2 603
Ergebnis vor Steuern	209 352	163 771	163 771	36 241	21 161	21 161
Steueraufwand	59 018	45 151	45 151	11 370	2 835	2 835
Anderen Gesellschaftern zustehendes Ergebnis	-34 439	-17 271	-17 271	-1 152	-6 311	-6 311
Überschuss	115 895	101 349	101 349	23 719	12 015	12 015

* *Zahlen gemäß US GAAP „As-if-pooling"-Methode unter Einbeziehung der Hannover Reinsurance (Dublin) Ltd.*

Finanz-Rückversicherung			Programmgeschäft			Gesamt		
2004	2003		2004	2003		2004	2003	
1.1.–30.6.	Wirt-schaftliche Betrachtung 1.1.–30.6.	US GAAP „As-if-pooling-Methode"* 1.1.–30.6.	1.1.–30.6.	Wirt-schaftliche Betrachtung 1.1.–30.6.	US GAAP „As-if-pooling-Methode"* 1.1.–30.6.	1.1.–30.6.	Wirt-schaftliche Betrachtung 1.1.–30.6.	US GAAP „As-if-pooling-Methode"* 1.1.–30.6.
674 830	923 251	1 168 452	1 065 644	1 304 871	1 304 871	4 795 323	5 977 526	6 222 727
551 991	644 695	745 507	559 809	477 715	477 715	3 461 029	3 638 858	3 739 670
543 587	644 366	700 407	387 544	377 585	377 585	2 523 909	2 874 886	2 930 927
–	–	–	–	–	–	-94 021	-207 060	-207 060
137 065	116 179	132 049	111 818	29 992	29 992	812 363	563 894	579 764
199 753	156 270	200 272	27 661	20 505	20 505	566 957	486 225	530 227
1 005	1 841	2 015	41 229	41 491	41 491	122 526	126 326	126 500
-4 747	-826	-2 521	-4 400	-7 994	-7 994	-99 797	-67 676	-69 371
65 340	37 753	108 787	42 479	41 158	41 158	375 370	285 241	356 275
2 884	1 938	1 938	6 580	3 590	3 590	31 422	26 926	26 926
62 456	35 815	106 849	35 899	37 568	37 568	343 948	258 315	329 349
10 133	7 115	14 607	9 973	13 498	13 498	90 494	68 599	76 091
-6 393	-3 760	-3 760	–	–	–	-41 984	-27 342	-27 342
45 930	24 940	88 482	25 926	24 070	24 070	211 470	162 374	225 916

ERLÄUTERUNGEN

1. Allgemeine Aufstellungsgrundsätze

Die Hannover Rückversicherung AG (Hannover Rück) gehört zur Talanx AG, die wiederum zu 100 % dem HDI Haftpflichtverband der Deutschen Industrie V.a.G. (HDI) gehört. Der HDI ist nach §§ 341 i ff. HGB verpflichtet, einen Konzernabschluss aufzustellen. In diesen Konzernabschluss sind die Abschlüsse der Hannover Rück und deren Tochterunternehmen einbezogen. Nach § 291 Abs. 3 Nr. 1 HGB in der geänderten Fassung entfällt für den Konzernabschluss der Hannover Rück die befreiende Wirkung des Konzernabschlusses der Muttergesellschaft.

Der Konzernabschluss der Hannover Rück wurde vollumfänglich entsprechend den amerikanischen Rechnungslegungsvorschriften (United States Generally Accepted Accounting Principles „US GAAP") erstellt.

SFAS 141 „Business Combinations" par. 11 in Verbindung mit Appendix D 11 bis 18 regelt die Bilanzierung von Übertragungsvorgängen zwischen Gesellschaften unter gemeinsamer Beherrschung. Danach sind die Vermögensgegenstände und Schulden der übertragenen Gesellschaft zu den Buchwerten bei der abgebenden Muttergesellschaft zu übernehmen. Die zu Vergleichszwecken präsentierten Angaben der Vorperioden sind entsprechend anzupassen. Der Konzernabschluss wurde nach diesen Vorschriften, die wir insgesamt als „As-if-pooling"-Methode bezeichnen, aufgestellt und um bestimmte Angaben ergänzt. Alle Angaben des Vergleichszeitraumes sind unter Anwendung der „As-if-pooling"-Methode erstellt worden. Für nähere Angaben verweisen wir auf den Lagebericht und den Anhang unseres Geschäftsberichts zum 31. Dezember 2003.

Alle vom Financial Accounting Standards Board (FASB) bis zum 30. Juni 2004 verabschiedeten Statements of Financial Accounting Standards (SFAS), deren Anwendung für das Geschäftsjahr 2004 bindend sind, haben wir in dem Konzernabschluss berücksichtigt.

Die Quartalsergebnisse von Rückversicherungsunternehmen und damit auch die der Hannover Rück sind aus verschiedenen Gründen kein zuverlässiger Indikator für das Gesamtergebnis des Geschäftsjahres. Schäden aus Naturkatastrophen und andere Großschäden belasten das Ergebnis der Berichtsperiode, in der sie eintreten. Daneben können auch Nachmeldungen für große Schadenereignisse zu erheblichen Schwankungen der einzelnen Quartalsergebnisse führen. Gewinne und Verluste aus der Veräußerung von Kapitalanlagen werden in dem Quartal bilanziert, in dem die Anlagen veräußert werden.

2. Grundlagen der Rechnungslegung einschließlich Bilanzierungs- und Bewertungsmethoden

Die in den Konzernabschluss einbezogenen Quartalsabschlüsse der konsolidierten Gesellschaften wurden zum Stichtag 30. Juni 2004 aufgestellt. Im Übrigen verweisen wir auf die entsprechenden Angaben im Konzernabschluss zum 31. Dezember 2003.

3. Konsolidierungskreis und -grundsätze

Konsolidierungskreis

Der Konsolidierungskreis ist gegenüber dem 31. Dezember 2003 unverändert gelieben.

Kapitalkonsolidierung

Die Kapitalkonsolidierung erfolgt nach den Vorschriften des SFAS 141. Im Rahmen des „Purchase Accounting" werden die Anschaffungskosten der Muttergesellschaft mit dem anteiligen Eigenkapital der Tochtergesellschaft verrechnet, das sich zum Zeitpunkt der erstmaligen Einbeziehung in den Konzernabschluss nach der Neubewertung sämtlicher Vermögensgegenstände und Schulden ergibt. Nach Aktivierung aller erworbenen immateriellen Vermögensgegenstände, die gemäß SFAS 141 getrennt von einem Geschäfts- oder Firmenwert („Goodwill") zu bilanzieren sind, wird der Unterschiedsbetrag zwischen dem neu bewerteten Eigenkapital der Tochtergesellschaft und dem Kaufpreis als Geschäfts- oder Firmenwert aktiviert. Geringwertige und „negative Goodwills" wurden im Jahr der Entstehung ertragswirksam verrechnet. Soweit Anteile am Eigenkapital Konzernfremden zustehen, werden diese Anteile separat ausgewiesen. Der Anteil Konzernfremder am Ergebnis wird in der Gewinn- und Verlustrechnung vom Ergebnis abgesetzt und beträgt zum 30. Juni 2004 41.984 TEUR (27.342 TEUR).

Schuldenkonsolidierung

Die Forderungen und Verbindlichkeiten zwischen den in den Konzernabschluss einbezogenen Unternehmen wurden gegeneinander aufgerechnet.

Aufwands- und Ertragskonsolidierung

Die Auswirkungen konzerninterner Geschäftsvorfälle wurden eliminiert.

4. Erläuterungen zu den einzelnen Posten der Bilanz und Gewinn- und Verlustrechnung

4.1 Kapitalanlagen einschließlich der Erträge und Aufwendungen

Die Bewertung der Kapitalanlagen erfolgte gemäß SFAS 115 „Accounting for Certain Investments in Debt and Equity Securities". Die Zuordnung und Bewertung der Kapitalanlagen orientiert sich an der Anlageintention.

Festverzinsliche Wertpapiere, die bis zur Endfälligkeit der Anlagen im Bestand des Konzerns verbleiben (Held-To-Maturity), werden zu Anschaffungskosten zuzüglich bzw. abzüglich erfolgswirksamer Amortisationen bewertet (Amortised Costs). Die Amortisationen ergeben sich aus der Differenz zwischen den Nennwerten und den Anschaffungskosten und werden auf die jeweiligen Restlaufzeiten der festverzinslichen Wertpapiere verteilt.

Festverzinsliche Wertpapiere, die jederzeit veräußerbar sind, bei denen jedoch keine unmittelbare Verkaufsabsicht besteht (Available-For-Sale), werden zum Marktwert bewertet. Die Zuschreibung der Differenz zwischen Marktwert und den fortgeführten Anschaffungskosten (Amortised Costs) erfolgt ergebnisneutral.

Festverzinsliche Wertpapiere des Handelsbestands (Trading) werden zum Marktwert bewertet. Die Differenz zwischen dem Marktwert und den fortgeführten Anschaffungskosten wird ergebniswirksam berücksichtigt.

Wertpapiere, deren Marktwerte dauerhaft unter die fortgeführten Anschaffungskosten sinken, werden ergebniswirksam auf den Zeitwert abgeschrieben.

Die sonstigen Kapitalanlagen enthalten im Wesentlichen Anteile an „Private Equity"-Limited Partnerships.

Laufzeiten der festverzinslichen Wertpapiere des Dauerbestands und des dispositiven Bestands zu den Stichtagen 30. Juni 2004 und 31. Dezember 2003

in TEUR	2004		2003	
	Fortgeführte Anschaffungskosten 30.6.	Marktwert 30.6.	Fortgeführte Anschaffungskosten 31.12.	Marktwert 31.12.
Dauerbestand				
innerhalb eines Jahres	67 485	68 185	67 169	68 408
zwischen einem und fünf Jahren	98 009	104 425	114 953	123 384
zwischen fünf und zehn Jahren	297 269	302 460	295 000	298 825
nach mehr als zehn Jahren	21 671	22 697	21 573	22 831
Gesamt	484 434	497 767	498 695	513 448
Dispositiver Bestand				
innerhalb eines Jahres	1 992 635	1 996 549	1 375 756	1 382 997
zwischen einem und fünf Jahren	7 340 952	7 308 778	6 212 600	6 280 794
zwischen fünf und zehn Jahren	1 834 714	1 832 797	2 150 603	2 196 050
nach mehr als zehn Jahren	1 165 906	1 176 229	1 235 717	1 259 726
Gesamt	12 334 207	12 314 353	10 974 676	11 119 567

Die tatsächlichen Restlaufzeiten können im Einzelfall von den vereinbarten Restlaufzeiten abweichen, wenn Schuldnern das Recht zusteht, ihre Verbindlichkeiten mit oder ohne Ablöseentschädigungen zu kündigen oder vorzeitig zu tilgen.

Fortgeführte Anschaffungskosten sowie unrealisierte Gewinne und Verluste aus dem Dauerbestand der Kapitalanlagen (Held-To-Maturity)

30.6.2004

in TEUR	Fortgeführte Anschaffungskosten	Unrealisierte Gewinne	Unrealisierte Verluste	Marktwert
Dauerbestand				
Festverzinsliche Wertpapiere				
Schuldtitel quasi-staatlicher Institutionen	130 565	7 302	–	137 867
Schuldtitel von Unternehmen	255 176	3 450	1 655	256 971
Hypothekarisch/dinglich gesicherte Schuldverschreibungen	98 693	4 236	–	102 929
Gesamt	484 434	14 988	1 655	497 767

31.12.2003

in TEUR	Fortgeführte Anschaffungskosten	Unrealisierte Gewinne	Unrealisierte Verluste	Marktwert
Dauerbestand				
Festverzinsliche Wertpapiere				
Schuldtitel quasi-staatlicher Institutionen	145 896	8 718	–	154 614
Schuldtitel von Unternehmen	249 128	4 037	3 845	249 320
Hypothekarisch/dinglich gesicherte Schuldverschreibungen	103 671	5 843	–	109 514
Gesamt	498 695	18 598	3 845	513 448

Fortgeführte Anschaffungskosten und unrealisierte Gewinne und Verluste aus dem dispositiven und Handelsbestand der Kapitalanlagen (Available-For-Sale und Trading)

30.6.2004				
in TEUR	**Fortgeführte Anschaffungs-kosten**	**Unrealisierte Gewinne**	**Unrealisierte Verluste**	**Marktwert**
Dispositiver Bestand				
Festverzinsliche Wertpapiere				
Schuldtitel von EU-Mitgliedstaaten	1 598 886	4 909	15 782	1 588 013
Schuldtitel der US-Regierung	1 911 634	1 961	26 097	1 887 498
Schuldtitel anderer ausländischer Staaten	233 712	2 278	3 412	232 578
Schuldtitel quasi-staatlicher Unternehmen	2 842 906	16 610	36 422	2 823 094
Schuldtitel von Unternehmen	3 885 230	57 889	52 720	3 890 399
Hypothekarisch/dinglich gesicherte Schuldverschreibungen	1 308 356	19 777	9 965	1 318 168
Aus Investmentfonds	553 483	27 239	6 119	574 603
	12 334 207	130 663	150 517	12 314 353
Dividendentitel				
Aktien	295 128	27 491	7 007	315 612
Aus Investmentfonds	797 582	71 418	2 632	866 368
Andere Dividendentitel	1 359	851	–	2 210
	1 094 069	99 760	9 639	1 184 190
Kurzfristige Anlagen	513 071	–	–	513 071
Gesamt	13 941 347	230 423	160 156	14 011 614

31.12.2003				
in TEUR	Fortgeführte Anschaffungs-kosten	Unrealisierte Gewinne	Unrealisierte Verluste	Marktwert
Dispositiver Bestand				
Festverzinsliche Wertpapiere				
Schuldtitel von EU-Mitgliedstaaten	1 490 422	15 622	3 247	1 502 797
Schuldtitel der US-Regierung	1 483 771	8 420	4 607	1 487 584
Schuldtitel anderer ausländischer Staaten	318 673	4 612	458	322 827
Schuldtitel quasi-staatlicher Institutionen	2 873 524	34 981	17 898	2 890 607
Schuldtitel von Unternehmen	3 114 644	97 006	24 835	3 186 815
Hypothekarisch/dinglich gesicherte Schuldverschreibungen	1 133 208	29 856	4 796	1 158 268
Aus Investmentfonds	560 434	13 921	3 686	570 669
	10 974 676	204 418	59 527	11 119 567
Dividendentitel				
Aktien	220 587	21 397	17 174	224 810
Aus Investmentfonds	644 842	53 885	100	698 627
Andere Dividendentitel	1 138	1 020	–	2 158
	866 567	76 302	17 274	925 595
Kurzfristige Anlagen	569 592	–	–	569 592
Gesamt	12 410 835	280 720	76 801	12 614 754
Handelsbestand				
Dividendentitel				
Derivate	–	2 480	78	2 402
Gesamt	–	2 480	78	2 402

Ergebnis der Kapitalanlagen

in TEUR	2004	2003
	30.6.	30.6.
Erträge aus Grundstücken	11 561	12 610
Dividenden	15 640	13 449
Laufende Kapitalanlageerträge	267 785	241 590
Sonstige Kapitalanlageerträge	238 147	302 850
Ordentliche Kapitalanlageerträge	533 133	570 499
Realisierte Gewinne aus dem Verkauf von Kapitalanlagen	102 111	87 460
Realisierte Verluste aus dem Verkauf von Kapitalanlagen	18 893	17 085
Unrealisierte Gewinne und Verluste	1 179	-3 928
Abschreibungen auf Grundstücke	4 282	3 385
Abschreibung auf Dividendentitel	12 287	52 043
Abschreibung auf festverzinsliche Wertpapiere	2 852	26 063
Abschreibungen auf Beteiligungen	4 735	2 211
Sonstige Kapitalanlageaufwendungen	26 417	23 017
Kapitalanlageergebnis	566 957	530 227

In den sonstigen Kapitalanlageerträgen sind Depotzinsen in Höhe von 231,6 Mio. EUR (281,8 Mio. EUR) enthalten.

4.2 Mitarbeiter

Die in den Abschluss des Hannover Rück-Konzerns einbezogenen Unternehmen beschäftigten im Durchschnitt 1.972 (31. Dezember 2003: 1.970) Mitarbeiter. Von diesen Mitarbeitern waren im Berichtsjahr 805 Personen im Inland tätig. Die Mehrzahl der Mitarbeiter war für die konsolidierten Konzerngesellschaften im Ausland tätig.

4.3 Eigenkapitalentwicklung und Fremdanteile

Das Eigenkapital wird entsprechend SFAS 130 „Reporting of Comprehensive Income" als eigenständiger Bestandteil des Jahresabschlusses dargestellt. Die Eigenkapitalveränderung beinhaltet neben dem sich aus der Gewinn- und Verlustrechnung ergebenden Jahresüberschuss auch die erfolgsneutral erfassten Wertveränderungen der Vermögens- und Schuldposten.

Fremdanteile basieren auf den Anteilen Konzernfremder am Eigenkapital der Tochtergesellschaften.

Es besteht ein genehmigtes Kapital bis zu 60.299 TEUR, das bis zum 31. Mai 2009 befristet ist. Zur Begebung von Belegschaftsaktien können davon bis zu 1.000 TEUR verwendet werden. Weiterhin besteht ein bedingtes Kapital bis zu 48.500 TEUR. Es dient der Gewährung von Aktien für Inhaber von Wandel- und Optionsanleihen und ist befristet bis zum 13. November 2007.

Entwicklung des Konzern-Eigenkapitals

30.6.2004

in TEUR	Anfangsbestand	Kapitalerhöhung/ Zugänge	Veränderung der laufenden Periode abzgl. latenter Steuern	Veränderung der Gewinnrücklagen	Transfer	Konzern-Eigenkapital	Minderheitsanteile	Konzern-Eigenkapital inkl. Minderheitsanteile
Gezeichnetes Kapital	120 597	–			–	120 597		
Kapitalrücklage	724 562	–			–	724 562		
Kumulierte nicht ergebniswirksame Eigenkapitalanteile	-202 761	–	-17 545		–	-220 306		
Gewinnrücklagen	1 762 252	–			–	1 762 252		
Überschuss		–		211 470	–	211 470		
Gezahlte Dividende		–		-114 567	–	-114 567		
Sonstige Veränderungen		–		321	–	321		
Gesamt	2 404 650	–	-17 545	97 224	–	2 484 329	509 286	2 993 615

30.6.2003

in TEUR	Anfangsbestand	Kapitalerhöhung/ Zugänge	Veränderung der laufenden Periode abzgl. latenter Steuern	Veränderung der Gewinnrücklagen	Transfer	Konzern-Eigenkapital	Minderheitsanteile	Konzern-Eigenkapital inkl. Minderheitsanteile
Gezeichnetes Kapital	110 881	9 716	–	–	–	120 597		
Kapitalrücklage	514 687	209 874	–	–	–	724 561		
Kumulierte nicht ergebniswirksame Eigenkapitalanteile	-102 450	–	74 498	–	-88 359	-116 311		
Gewinnrücklagen	1 340 529	–	–	–	–	1 340 529		
Überschuss	–	–	–	225 916	–	225 916		
Gezahlte Dividende	–	–	–	-82 589	–	-82 589		
Sonstige Veränderungen	–	–	–	624	88 359	88 983		
Gesamt	1 863 647	219 590	74 498	143 951	–	2 301 686	440 664	2 742 350

** Die bisher in den Gewinnrücklagen ausgewiesenen kumulierten Währungskurseffekte aus den Vorjahren in Höhe von 88,4 Mio. EUR werden künftig in den nicht ergebniswirksamen Eigenkapitalanteilen gezeigt. Hierbei handelt es sich im Wesentlichen um Währungskurseffekte aus der Umrechnung ausländischer Abschlüsse in Euro.*

4.4 Übrige nicht ergebniswirksame Eigenkapitalanteile

Die kumulierten nicht ergebniswirksamen Eigenkapitalveränderungen in Höhe von 6,0 Mio. EUR resultieren im Wesentlichen aus der Anwendung von SFAS 133 „Accounting for Derivative Instruments and Hedging Activities". Hintergrund sind hier die Marktwertveränderungen von Zinsswaps, die zur Absicherung von variabel verzinslichen Anleihen in einen Cash Flow-Hedge einbezogen werden.

4.5 Eigene Anteile

Durch Beschluss der Hauptversammlung der Hannover Rückversicherung AG vom 2. Juni 2004 wurde die Gesellschaft ermächtigt, bis zum 30. November 2005 eigene Aktien bis zu 10 % des zum Beschlusszeitpunkt vorhandenen Grundkapitals zu erwerben. Die Gesellschaft war zum 30. Juni 2004 nicht im Besitz eigener Aktien.

5. Übrige Erläuterungen

5.1 Haftungsverhältnisse

Eine von der Hannover Finance Inc., Wilmington/USA im Geschäftsjahr 1999 begebene Surplus Note über 400,0 Mio. USD hat die Hannover Rück durch eine Garantie abgesichert. Im Februar 2004 hat die Hannover Rück die Surplus Note in Höhe von 370,0 Mio. USD zurückgekauft, sodass die Garantie noch 30,0 Mio. USD absichert.

Im Februar 2004 haben wir über unsere Tochtergesellschaft Hannover Finance (Luxembourg) S.A. eine nachrangige Schuldverschreibung in Höhe von 750,0 Mio. EUR am europäischen Kapitalmarkt platziert. Die Anleihe hat die Hannover Rück durch eine Garantie abgesichert.

Eine weitere von der Hannover Finance (Luxembourg) S.A. begebene nachrangige Schuldverschreibung in Höhe von 350,0 Mio. EUR wurde ebenfalls von der Hannover Rück abgesichert.

Die Garantien der Hannover Rück für die nachrangigen Schuldverschreibungen greifen ein, soweit fällige Zahlungen aus den Anleihen nicht seitens der jeweiligen Emittentin geleistet werden. Die Garantien decken die jeweiligen Bondvolumina sowie die bis zu den Rückzahlungszeitpunkten fälligen Zinsen ab. Da die Zinsen aus den Anleihen teilweise von den jeweils zu den Zinszahlungszeitpunkten geltenden Zinshöhen am Kapitalmarkt abhängig sind (Floating Rate), sind die maximalen, undiskontierten Beträge einer möglichen Inanspruchnahme nicht hinreichend genau schätzbar. Im Hinblick auf die Garantieleistungen hat die Hannover Rück keine Rückgriffsrechte außerhalb des Konzerns.

Zur Besicherung der versicherungstechnischen Verbindlichkeiten gegenüber unseren US-amerikanischen Zedenten haben wir in den USA ein Treuhandkonto (Master Trust Fund) gestellt. Zum Bilanzstichtag belief es sich auf 1.808,9 Mio. EUR (31. Dezember 2003: 1.664,2 Mio. EUR). Die in dem Treuhandkonto gehaltenen Wertpapiere werden als Kapitalanlagen (Available-For-Sale) ausgewiesen.

Zur Besicherung weiterer versicherungstechnischer Verbindlichkeiten wurden von verschiedenen Kreditinstituten Sicherheiten in Form von Letters of Credit oder anderen Sicherungsinstrumenten gestellt. Dieser Gesamtbetrag belief sich zum Stichtag auf 3.021,9 Mio. EUR (31. Dezember 2003: 2.950,5 Mio. EUR).

Bei den Sonderinvestments bestehen Resteinzahlungsverpflichtungen in Höhe von 64,7 Mio. EUR seitens der E+S Rückversicherung AG sowie in Höhe von 128,2 Mio. EUR bei der Hannover Rück. Dabei handelt es sich im Wesentlichen um Private Equity Funds und Venture Capital-Gesellschaften in Form von Personengesellschaften.

Im Rahmen eines Novationsabkommens für einen Lebensversicherungsvertrag haben wir im Hinblick auf Fälligkeitszeitpunkt und Höhe bedingte Rückversicherungsverpflichtungen übernommen, die zum Bilanzstichtag auf 27,0 Mio. EUR geschätzt wurden.

Hannover
Rückversicherung AG

Karl-Wiechert-Allee 50
30625 Hannover

Telefon +49/5 11/56 04-0
Fax +49/5 11/56 04-11 88
info@hannover-re.com

www.hannover-rueck.de

Investor Relations/Public Relations

Eric Schuh

Telefon +49/5 11/56 04-15 00
Fax +49/5 11/56 04-16 48
eric.schuh@hannover-re.com

Investor Relations

Gabriele Bödeker

Telefon +49/5 11/56 04-17 36
Fax +49/5 11/56 04-16 48
gabriele.boedeker@hannover-re.com

Public Relations

Gabriele Handrick

Telefon +49/5 11/56 04-15 02
Fax +49/5 11/56 04-16 48
gabriele.handrick@hannover-re.com